Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

CONDENSED INTERIM FINANCIAL REPORT – SUPPLEMENTARY DATA

Novartis Q1 2015 Condensed Interim Financial Report – Supplementary Data

GROUP AND DIVISIONAL OPERATING PERFORMANCE

Key figures	Continuing operations				Total Group1
	Q1 2015	Q1 2014	% change		Q1 2015	Q1 2014
	USD m	USD m	USD	cc2	USD m	USD m
Net sales	11 935	12 767	-7	3	12 483	14 022
Divisional operating income	2 931	2 883	2	17	2 931	2 883
Corporate income & expense, net	-146	-68	-115	-126	-146	-68
Discontinued operations					12 622	674
Group operating income	2 785	2 815	-1	15	15 407	3 489
As % of net sales	23.3	22.0			nm	24.9
Income from associated companies	15	215	-93	-93	15	216
Interest expense	-179	-168	-7	-15	-179	-168
Other financial income and expense	57	-25	nm	nm	57	-25
Taxes	-372	-383	3	-12	-2 295	-544
Net income	2 306	2 454	-6	9	13 005	2 968
EPS (USD)	0.96	0.99	-3	12	5.40	1.21
Free cash flow2	1 465	1 152	27		1 226	765
Core2
Operating income	3 651	3 800	-4	9	3 549	3 657
As % of net sales	30.6	29.8			28.4	26.1
Net income	3 199	3 333	-4	8	3 116	3 212
EPS (USD)	1.33	1.35	-1	11	1.29	1.31
nm = not meaningful

On March 2, 2015, Novartis announced that it completed a series of transactions with GlaxoSmithKline plc (GSK). These comprise the acquisition of certain oncology products and right of first negotiation3 to the pipeline compounds from GSK, the creation of a world-leading consumer healthcare business through a joint venture combining the two companies' consumer divisions, and the divestment of the Novartis non-influenza Vaccines business to GSK. The transactions were part of the Novartis portfolio transformation announced on April 22, 2014 to focus the company on three leading businesses, and follow the divestment of Animal Health to Eli Lilly and Company (Lilly) completed on January 1, 2015.

In order to comply with International Financial Reporting Standards (IFRS), Novartis has separated the Group’s reported financial data for the current and prior years into “continuing” and “discontinued” operations. See page 34 for full explanation.

First quarter

The commentary below focuses on continuing operations, which include the businesses of Pharmaceuticals, Alcon and Sandoz, and starting on March 2 the results from the new oncology assets acquired from GSK and the 36.5% interest in the GSK consumer healthcare joint venture (the latter reported as part of income from associated companies).

Group net sales
Continuing operations net sales amounted to USD 11.9 billion (-7%, +3% cc) in the first quarter. Growth Products4 contributed USD 3.7 billion or 31% of net sales, up 15% (USD) over the prior-year quarter.

1 Total Group results include exceptional divestment gains and other operational results of discontinued operations.
2 Constant currencies (cc), core results and free cash flow are non-IFRS measures. See page 42 for full explanation.
3 The right of first negotiation is over the co-development or commercialization of GSK’s current and future oncology R&D pipeline, excluding oncology vaccines.
4 "Growth Products" are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2010 or later, or products with exclusivity in key markets until at least 2019 (except Sandoz, which includes only products launched in the last 24 months). This is a rolling definition, meaning that last year it was defined as products launched in a key market (EU, US, Japan) in 2009 or later, or products with exclusivity until at least 2018 in key markets (except Sandoz, which includes only products launched in the last 24 months).

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, amounted to an expense of USD 146 million in the first quarter compared to USD 68 million in the prior-year period, mainly due to a Venture Fund gain recorded in the prior-year period and Venture Fund asset impairment charges in the current period.

Group operating income
Continuing operations operating income was USD 2.8 billion (-1%, +15% cc). The strong leverage from productivity initiatives and lower restructuring charges were more than offset by a negative currency impact of 16 percentage points, primarily due to the strengthening of the US dollar against most currencies. Operating income margin increased to 23.3% of net sales, up 2.5 percentage points (cc) from the prior-year quarter. Currency had a negative impact of 1.2 percentage points, resulting in a net increase of 1.3 percentage points.

The adjustments made to continuing operations operating income to arrive at core operating income decreased to USD 0.9 billion (2014: USD 1.0 billion), mainly on account of higher gains from the divestment of intangible assets and lower restructuring costs, partially offset by higher amortization of intangible assets from the Oncology acquisitions and higher impairments on property, plant and equipment.

Excluding these items, continuing operations core operating income was USD 3.7 billion (-4%, +9% cc). Core operating income margin in constant currencies increased 1.7 percentage points, mainly due to productivity gains across functional costs. Currency had a negative impact of 0.9 percentage points, resulting in a net increase of 0.8 percentage points to 30.6% of net sales.

Income from associated companies
Income from associated companies for continuing operations amounted to USD 15 million compared to USD 215 million in the prior-year quarter. The decrease is mainly due to a negative adjustment of USD 157 million recognized upon publication of the 2014 actual results by Roche Holding AG, which were below our 2014 estimates, and to the gain of USD 64 million recorded in the prior-year period on the Novartis Venture Fund investments in associated companies. Overall in the first quarter we recognized a net loss of USD 13 million from our investment in Roche, which was the estimated share of income for the first quarter of 2015 of USD 144 million offset by the adjustment for 2014 actual results.

In addition, in the first quarter of 2015 we recognized an income of USD 28 million from our 36.5% share in the consumer healthcare joint venture with GSK. This income is based on estimated results for the month of March and will be adjusted to actual results in the following quarter.

Core income from associated companies decreased from USD 293 million in the prior-year period to USD 221 million in the first quarter of 2015. The decrease is mainly due to a negative adjustment of USD 24 million recognized upon publication of the 2014 actual results by Roche Holding AG, which were below our 2014 estimates, and to the gain recorded in the prior-year period on the Novartis Venture Funds investments in associated companies.

Interest expense and other financial income/expense
Interest expense was USD 179 million, broadly in line with USD 168 million in the prior-year period. Other financial income and expense amounted to an income of USD 57 million compared to an expense of USD 25 million in the prior-year period, mainly due to an increase in the net currency result due to a higher positive impact from hedging gains in the first quarter of 2015 of USD 67 million, compared to USD 10 million in the prior-year period.

Taxes
The tax rate for continuing operations (taxes as percentage of pre-tax income) in the first quarter increased to 13.9% from 13.5% in the prior-year quarter as a result of a change in profit mix from lower to higher tax jurisdictions.

The core tax rate for continuing operations (taxes as percentage of pre-tax income) of 14.7% was broadly in line with 14.5% in the prior-year quarter.

Net income and EPS
Continuing operations net income was USD 2.3 billion (-6%, +9% cc), growing less than operating income mainly due to a lower contribution from associated companies, partly offset by lower financial expenses.

EPS was USD 0.96 (-3%, +12% cc), growing ahead of net income due to the lower number of average outstanding shares.

Continuing operations core net income was USD 3.2 billion (-4%, +8% cc), in line with core operating income.

Core EPS was USD 1.33 (-1%, +11% cc), growing slightly ahead of core net income due to the lower number of average outstanding shares.

CONTINUING OPERATIONS1

Pharmaceuticals
	Q1 2015	Q1 2014	% change
	USD m	USD m	USD	cc
Net sales	7 140	7 807	-9	1
Operating income	2 299	2 221	4	17
As % of net sales	32.2	28.4
Core operating income	2 420	2 539	-5	8
As % of net sales	33.9	32.5

First quarter

Net sales
Pharmaceuticals net sales reached USD 7.1 billion (-9%, +1% cc), with volume growth of 9 percentage points, which includes the new oncology assets acquired from GSK on March 2, 2015 (sales of USD 0.2 billion in March), offset by the negative impact of generic competition (-8 percentage points), largely for Diovan monotherapy, Exforge and, as of this quarter, Vivelle-Dot in the US. Growth Products2 – which include Gilenya, Afinitor, Tasigna, Galvus, Lucentis, Xolair, the COPD (chronic obstructive pulmonary disease) portfolio3 and Jakavi – generated USD 2.9 billion or 41% of division net sales. These products grew 25% (cc) over the same period last year.

Regionally, European sales (USD 2.4 billion, +4% cc) grew, driven by the performance of Growth Products, partially offset by generic competition and by Galvus in Germany, where distribution was stopped on July 1, 2014. US sales (USD 2.2 billion, -7% cc) declined, mainly due to generic competition for Diovan monotherapy, Exforge and Vivelle-Dot, which more than offset growth for Gleevec/Glivec, Gilenya, Afinitor and Tasigna. Japan sales (USD 0.6 billion, -10% cc) decreased, mainly due to a continued decline in Diovan sales and a biennial price cut for many brands in 2014. Emerging Growth Markets sales increased 13% (cc) to USD 1.9 billion.

Oncology sales increased 17% (cc) to USD 2.9 billion. Excluding the new oncology assets acquired from GSK, sales increased 10% (cc). Growth drivers included Afinitor (USD 388 million, +18% cc), Tasigna (USD 372 million, +20% cc), Jakavi (USD 90 million, +86% cc) and Gleevec/Glivec (USD 1.1 billion, +5% cc). In Neuroscience, Gilenya (USD 638 million, +26% cc) grew double-digit in the US and most ex-US markets. In Retina, Lucentis sales (USD 539 million, 0% cc) remained constant, driven by the uptake in non-AMD (age-related macular degeneration) indications and emerging markets, offset by the impact of wet AMD competition. Respiratory performance was underpinned by continued uptake of the COPD portfolio (USD 132 million, +63% cc) and Xolair (USD 180 million, +22% cc) and, in Cardio-Metabolic, Galvus (USD 292 million, +9% cc) grew strongly in many markets. The Immunology & Dermatology franchise (USD 467 million, -2% cc) declined, mainly due to generic competition for Myfortic (USD 99 million, -19% cc); initial sales for Cosentyx were booked in the US and Japan.

Operating income
Operating income increased 4% (+17% cc) to USD 2.3 billion, driven by operating performance, as well as exceptional divestment gains which included USD 135 million for Mono-Embolex in the current year and net restructuring charges of USD 50 million, which were significantly lower than in the same period last year. Prior-year core adjustments amounted to USD 318 million, principally due to net restructuring charges of USD 252 million and the amortization of intangible assets of USD 69 million.

1 Continuing operations include the businesses of Pharmaceuticals, Alcon and Sandoz, and starting on March 2 the results from the new oncology assets acquired from GSK and the 36.5% interest in the GSK consumer healthcare joint venture (the latter reported as part of income from associated companies). See page 34 for full explanation.
2 “Growth Products” are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2010 or later, or products with exclusivity until at least 2019 in key markets. This is a rolling definition (meaning that last year it was defined as products launched in a key market (EU, US, Japan) in 2009 or later, or products with exclusivity until at least 2018 in key markets).
3 The COPD portfolio includes Onbrez Breezhaler/Arcapta Neohaler, Seebri Breezhaler and Ultibro Breezhaler.

Core operating income was USD 2.4 billion (-5%, +8% cc). Core operating leverage was delivered through continued reduction of functional costs and ongoing productivity initiatives. Core margin in constant currencies improved 2.4 percentage points; currency had a negative impact of 1.0 percentage points, resulting in a core margin of 33.9% of net sales.

Core gross margin as a percentage of net sales improved by 0.3 percentage points (cc). Core R&D expenses decreased by 0.5 percentage points (cc), and core M&S and core G&A expenses decreased by 1.0 percentage points (cc), marking another quarter of improved productivity and effective resource allocation. Core Other Income and Expense, net increased the margin by 0.6 percentage points (cc).

Pharmaceuticals product review

The information in this release reflects the new franchise structure within the Pharmaceuticals Division, which took effect in January 2015. It also includes the assets integrated into the Oncology Business Unit as a result of the transaction with GSK completed on March 2, 2015 (thus, the sales figures for those products are only from the month of March, not the full quarter).

Aside from the new Oncology assets, all comments below focus on first quarter movements in constant currencies.

ONCOLOGY
	Q1 2015	Q1 2014	% change
	USD m	USD m	USD	cc
Gleevec/Glivec	1 070	1 097	-2	5
Tasigna	372	337	10	20
Subtotal Bcr-Abl franchise	1 442	1 434	1	9
Afinitor/Votubia	388	357	9	18
Sandostatin	385	384	0	8
Exjade	194	208	-7	3
Jakavi	90	57	58	86
Femara	82	94	-13	-3
Votrient1	57	0	nm	nm
Tafinlar/Mekinist1;2	40	0	nm	nm
Revolade/Promacta1	36	0	nm	nm
Zykadia	16	0	nm	nm
Other1	149	143	4	13
Total Oncology	2 879	2 677	8	17
1 Products acquired in GSK transaction, only March sales included. Some acquired brands are included in “Other”
2 Majority of sales for Mekinist and Tafinlar are combination, but both can be used as a monotherapy nm = not meaningful

Our Bcr-Abl franchise, consisting of Tasigna and Gleevec/Glivec, reached USD 1.4 billion (+9% cc) in sales in the first quarter, driven by growth (cc) of both products.

Gleevec/Glivec (USD 1.1 billion, +5% cc) experienced modest growth in the first quarter, driven by growth in the US. In the US, Novartis Pharmaceuticals Corporation has settled its litigation with a subsidiary of Sun Pharmaceutical Industries Ltd. relating to Novartis patents covering the use of certain polymorphic forms of Gleevec/Glivec, which expire in 2019 (including pediatric exclusivity). The basic compound patent for Gleevec/Glivec expires in the US on July 4, 2015. As a result of the settlement, Novartis will permit Sun’s subsidiary to market a generic version of Gleevec/Glivec in the US commencing on February 1, 2016.

Tasigna (USD 372 million, +20% cc) grew double-digit in the first quarter driven by strong growth in the US and other markets. Tasigna is a more effective, targeted therapy than Gleevec/Glivec for adult patients newly diagnosed with Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) in the chronic phase, and is also approved for the treatment of adult patients with Ph+ CML in the chronic or accelerated phase who are resistant or intolerant to at least one prior therapy including Gleevec/Glivec.

Afinitor/Votubia (USD 388 million, +18% cc) performance in the first quarter was driven by growth in the US, Japan and several other markets. Afinitor is an oral inhibitor of the mTOR pathway approved in combination with exemestane for the treatment of patients with HR+/HER2- advanced breast cancer after failure with a non-steroidal aromatase inhibitor, for advanced renal cell carcinoma following vascular endothelial growth factor-targeted therapy and for the treatment of advanced pancreatic neuroendocrine tumors (NET). Afinitor is also approved for subependymal giant cell astrocytoma (SEGA) and renal angiomyolipoma associated with tuberous sclerosis complex. Everolimus, the active ingredient in Afinitor/Votubia, is available under the trade names Zortress/Certican for use in other non-oncology indications and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Sandostatin (USD 385 million, +8% cc) continued to benefit from the increasing use of Sandostatin LAR (long-acting release) in key markets. Sandostatin is a somatostatin analogue used to treat patients with acromegaly as well as NET. In NET, it is used for both the treatment of patients with symptoms of carcinoid syndrome and those with advanced NET of the midgut or unknown primary tumor location (currently approved in 50 countries). An enhanced presentation of Sandostatin LAR, which includes an improved diluent, safety needle and vial adapter, has been approved in 60 countries, with additional filings underway.

Exjade (USD 194 million, +3% cc), a once-daily dispersible tablet for chronic transfusional iron overload approved in more than 100 countries, is also approved for the treatment of chronic iron overload in patients with non-transfusion-dependent thalassemia in more than 70 countries, with additional regulatory reviews underway. Jadenu, a new oral film-coated tablet formulation that can be swallowed whole, was approved by the US FDA on March 30, 2015 for the same indications as Exjade. Regulatory applications for Jadenu have been submitted in the EU, Canada and Switzerland. Applications for the new formulation are currently being planned in other countries.

Jakavi (USD 90 million, +86% cc), an oral inhibitor of the JAK 1 and JAK 2 tyrosine kinases, experienced very strong growth in the first quarter. It is the first JAK inhibitor indicated for the treatment of disease-related splenomegaly or symptoms in adult patients with primary myelofibrosis (also known as chronic idiopathic myelofibrosis), post-polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis. Jakavi (ruxolitinib) is currently approved in more than 80 countries, including EU member states, Japan and Canada. In March 2015, the EC approved Jakavi for the treatment of adult patients with polycythemia vera (PV) who are resistant to or intolerant of hydroxyurea. Jakavi is the first targeted treatment approved by the EC for these patients. Regulatory applications have also been submitted in Switzerland, Japan and other countries for Jakavi in PV. Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization outside the US. Ruxolitinib is marketed in the US by Incyte under the brand name Jakafi®.

Votrient (USD 57 million sales in March) is a small molecule tyrosine kinase inhibitor that primarily targets three key proteins to limit tumor growth and survival. It is indicated for the treatment of patients with advanced renal cell carcinoma (aRCC) in the first line setting in the US and in the first line setting or following prior cytokine therapy in Europe. RCC is the most common type of kidney cancer in adults, and nearly one-fifth of patients have aRCC at the time of diagnosis. Votrient is also indicated for the treatment of advanced soft tissue sarcoma (aSTS) after prior chemotherapy or progression within 12 months following neo-adjuvant therapy. STS is a type of cancer that develops in tissues such as muscle, nerves, fibrous tissues, blood vessels and deep skin tissues. Votrient is approved in 98 countries worldwide for aRCC and in 84 countries for aSTS.

Tafinlar/Mekinist (USD 40 million sales in March) are approved as combination therapy in the US and Canada for the treatment of patients with BRAF V600 mutation positive unresectable or metastatic melanoma as detected by a validated test. The combination was approved in the US under accelerated approval and is contingent upon further verification of clinical benefit in confirmatory trials. Tafinlar targets the tyrosine kinase BRAF in the RAS/RAF/MEK/ERK pathway and Mekinist targets MEK, a different tyrosine kinase in this pathway. Tafinlar and Mekinist are also approved in more than 40 and 30 countries worldwide, respectively, as single agents for the treatment of patients with unresectable or metastatic melanoma. In addition, Tafinlar has Breakthrough Therapy designation in the US for treatment of non-small cell lung cancer patients with BRAF V600E mutations who have received at least one prior line of platinum-containing chemotherapy.

Revolade (USD 36 million sales in March), also known as Promacta in the US, is the only approved once-daily oral thrombopoietin receptor agonist, and works by stimulating bone marrow cells to produce platelets. It is approved in more than 90 countries worldwide for chronic immune thrombocytopenic purpura (cITP) in adults and also in more than 60 countries for adult patients with chronic hepatitis C associated thrombocytopenia treated with interferon. Following Breakthrough Therapy designation (February 2014) and priority review (May 2014), Promacta was approved by the FDA in August 2014 for the treatment of patients with severe aplastic anemia who have had an insufficient response to immunosuppressive therapy. It is currently under review for this same indication with the EMA. In addition, Novartis is seeking indications for Revolade/Promacta in the EU and the US for pediatric patients with cITP who have had an insufficient response to initial treatment such as corticosteroids, immunoglobulins or in the US, splenectomy.

Zykadia (USD 16 million) (ceritinib), an oral, selective inhibitor of anaplastic lymphoma kinase (ALK), an important therapeutic target in lung cancer, has experienced continued uptake in the US following launch in May 2014. In April 2014, Zykadia was granted accelerated approval by the FDA for the treatment of patients with ALK-positive (ALK+) metastatic non-small cell lung cancer (NSCLC) who have progressed on or are intolerant to crizotinib. This accelerated approval is contingent upon further verification of clinical benefit in confirmatory trials. In February 2015, the CHMP adopted a positive opinion for Zykadia to treat adult patients with ALK+ advanced NSCLC previously treated with crizotinib. Zykadia is also approved in countries within North America, South America, Central America and Asia. Additional regulatory reviews for Zykadia are underway worldwide.

NEUROSCIENCE
	Q1 2015	Q1 2014	% change
	USD m	USD m	USD	cc
Gilenya	638	552	16	26
Exelon/Exelon Patch	233	262	-11	-5
Comtan/Stalevo	76	97	-22	-10
Other	35	62	-44	-37
Total Neuroscience	982	973	1	10

Gilenya (USD 638 million, +26% cc), the first once-daily oral therapy to treat relapsing forms of multiple sclerosis (MS), continued to show strong double-digit growth in keeping with strong trends towards oral treatments with higher efficacy. Gilenya continued to see volume growth through new patient initiations (includes new patient starts, i.e. naïve patients, re-starts and switches) in both the US and ex-US markets. Gilenya is approved in over 80 countries around the world. As of February 2015, it is estimated that Gilenya has been used to treat approximately 119,000 patients in clinical trials and the post-marketing setting. The total patient exposure is approximately 218,500 patient years. Gilenya is licensed from Mitsubishi Tanabe Pharma.

Exelon/Exelon Patch (USD 233 million, -5% cc) sales declined in the first quarter, due to generic competition for Exelon Patch in the EU offsetting growth for Exelon Patch in the US and other markets. Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer’s disease dementia (AD) in more than 90 countries, including more than 20 countries where it is also approved for Parkinson’s disease dementia. Exelon Patch is also indicated for the treatment of patients with severe AD in 14 countries, including the US. In Europe, the high-dose patch (15 cm2) for mild-to-moderately severe AD was launched in several markets in 2013. In the US, no ANDA filer has received FDA approval for a generic version of Exelon Patch. If one or more does receive such approval, then under certain circumstances there may be generic entry during 2015.

RETINA
	Q1 2015	Q1 2014	% change
	USD m	USD m	USD	cc
Lucentis	539	620	-13	0
Other	13	17	-24	-13
Total Retina	552	637	-13	0

Lucentis (USD 539 million, 0% cc) sales remained constant, driven by the uptake in non-AMD indications (such as visual impairment due to diabetic macular edema (DME); macular edema secondary to central and branch retinal vein occlusion (CRVO and BRVO); and choroidal neovascularization secondary to pathologic myopia), offsetting the impact of competition in the neovascular AMD indications. The Lucentis pre-filled syringe continues to perform solidly after its successful launch in all key European countries, as well as Japan, Australia and Canada. Non-AMD indications contributed 43% of Lucentis sales in the first quarter, compared to 40% for the same 2014 period. Emerging Growth Markets contributed 20% of Lucentis sales versus 17% last year. Lucentis is an anti-VEGF therapy specifically designed for the eye, minimizing systemic exposure. It has demonstrated significant efficacy with individualized dosing in its licensed indications and has a well-established safety profile supported by extensive clinical studies and real-world experience. Lucentis is licensed from Genentech/Roche, and Novartis holds the rights to commercialize ex-US. Genentech/Roche holds the rights to commercialize Lucentis in the US.

IMMUNOLOGY & DERMATOLOGY
	Q1 2015	Q1 2014	% change
	USD m	USD m	USD	cc
Neoral/Sandimmun(e)	146	168	-13	-1
Myfortic	99	133	-26	-19
Zortress/Certican	81	75	8	24
Ilaris	55	42	31	47
Other1	62	43	44	52
Total I&D excl. everolimus stent drug	443	461	-4	7
Everolimus stent drug	24	65	-63	-64
Total I&D	467	526	-11	-2
1Xolair sales for all indications are reported in the Respiratory franchise

Cosentyx, just launched in February, is a novel, human monoclonal antibody that selectively neutralizes interleukin-17A (IL-17A). In January, Cosentyx (at a dose of 300 mg) became the first and only interleukin-17A inhibitor approved in Europe as a first-line systemic treatment of moderate-to-severe plaque psoriasis in adult patients, and in the US as a treatment for moderate-to-severe plaque psoriasis in adult patients who are candidates for systemic therapy or phototherapy (light therapy). In addition to the EU and US, Cosentyx has been approved in Switzerland, Chile, Australia, Canada and Singapore for the treatment of moderate-to-severe plaque psoriasis and in Japan for the treatment of moderate-to-severe plaque psoriasis and active psoriatic arthritis (PsA). Cosentyx has now been launched in the US, Canada, Netherlands, Switzerland, Estonia and Japan.

Xolair continued to grow strongly globally. In Immunology & Dermatology, Xolair is currently approved in the EU, Switzerland and 40 other countries as a treatment for chronic spontaneous urticaria (CSU), also known as chronic idiopathic urticaria (CIU), for which it is approved in the US, Canada and Australia. (Xolair as a treatment for moderate-to-severe or severe persistent allergic asthma is addressed below in the Respiratory section, and all Xolair sales are booked in that franchise.) Novartis co-promotes Xolair with Genentech/Roche in the US and shares a portion of the operating income, but does not book US sales.

Neoral/Sandimmun(e) (USD 146 million, -1% cc), two formulations of cyclosporine including a micro-emulsion formulation, is an immunosuppressant to prevent organ rejection following a kidney, liver, heart or lung transplant. Additionally, it is indicated for treating selected autoimmune disorders such as psoriasis and rheumatoid arthritis. Although sales are declining due to generic competition and mandatory price reductions, the decrease is not as rapid compared to other therapeutic areas, due to the special characteristics of the solid organ transplant market. First launched in 1995, Neoral is marketed in approximately 100 countries.

Myfortic (USD 99 million, -19% cc), a transplantation medicine, has experienced a sales decline after the expected launch of generic competition in the US in early 2014. Myfortic continued to grow in some geographies without generic competition.

Zortress/Certican (USD 81 million, +24% cc), available in more than 90 countries to prevent organ rejection in adult heart and kidney transplant patients, continued to show strong growth in the fourth quarter. It is also approved in over 70 countries for liver transplant patients, including in the EU and US. Everolimus, the active ingredient in Zortress/Certican, is marketed for other indications under the trade names Afinitor/Votubia. Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Ilaris (USD 55 million, +47% cc) continued to grow as a treatment for adults and children suffering from cryopyrin-associated periodic syndrome, for which it is approved in more than 60 countries. Additionally, Ilaris is approved for the treatment of active systemic juvenile idiopathic arthritis in the US, EU and other countries – an important growth driver for the product. Ilaris is also available for the symptomatic treatment of refractory acute gouty arthritis in the EU and is being developed for hereditary periodic fever syndromes.

RESPIRATORY
	Q1 2015	Q1 2014	% change
	USD m	USD m	USD	cc
Ultibro Breezhaler	52	14	nm	nm
Onbrez Breezhaler/Arcapta Neohaler	43	53	-19	-4
Seebri Breezhaler	37	30	23	45
COPD portfolio	132	97	36	63
Xolair1	180	173	4	22
Other	64	96	-33	-27
Total Respiratory	376	366	3	20
1 Revenue reflects Xolair sales for all indications (i.e. Xolair SAA & Xolair CSU, which are managed by the Immunology & Dermatology franchise)
nm = not meaningful

The COPD portfolio, which includes Ultibro Breezhaler, Onbrez Breezhaler/Arcapta Neohaler and Seebri Breezhaler, grew 63% (cc) to USD 132 million in the first quarter.

Ultibro Breezhaler (USD 52 million), a LABA/LAMA approved as a first-in-class once-daily dual bronchodilator in over 50 countries outside the US (including EU and Japan) and launched in over 30 countries (including the UK, Germany, Japan and Canada), continued to grow strongly. Ultibro Breezhaler is a fixed-dose combination of indacaterol and glycopyrronium bromide, and in the EU, is indicated as a maintenance bronchodilator treatment to relieve symptoms in adult patients with chronic obstructive pulmonary disease (COPD). A regulatory application has been submitted in the US.

Seebri Breezhaler (USD 37 million, +45% cc), a once-daily inhaled LAMA, continued to grow worldwide. Indicated as a maintenance bronchodilator treatment to relieve symptoms of patients with COPD, Seebri Breezhaler (glycopyrronium bromide) is approved in over 80 countries and a new drug application has been submitted in the US. Glycopyrronium bromide was exclusively licensed to Novartis in April 2005 by Vectura and its co-development partner Sosei. Onbrez Breezhaler/Arcapta Neohaler (USD 43 million, -4% cc), a once-daily inhaled LABA, declined slightly versus last year. Onbrez Breezhaler/Arcapta Neohaler (indacaterol) is indicated as maintenance bronchodilator treatment of airflow obstruction in adult patients with COPD, approved in over 100 countries including the US. Both are delivered via low-resistance Breezhaler/Neohaler inhalation device.

Xolair (USD 180 million, +22% cc), currently approved in more than 90 countries as a treatment for moderate-to-severe or severe persistent allergic asthma, continued to grow strongly globally. (Xolair as a treatment for chronic spontaneous urticaria is addressed earlier in the Immunology & Dermatology section.) Novartis co-promotes Xolair with Genentech/Roche in the US and shares a portion of the operating income, but does not book US sales.

CARDIO-METABOLIC
	Q1 2015	Q1 2014	% change
	USD m	USD m	USD	cc
Galvus	292	308	-5	9
Total Cardio-Metabolic	292	308	-5	9

Galvus Group (USD 292 million, +9% cc) includes Galvus, an oral treatment for type 2 diabetes, and Eucreas, a single-pill combination of vildagliptin (the active ingredient in Galvus) and metformin. Galvus delivered solid growth (cc) in the first quarter across many markets around the world (+22% cc ex-Germany, where distribution was stopped on July 1, 2014). The focus for Galvus remains on patients whose diabetes is uncontrolled on metformin, as well as on expansion of usage in key segments, such as elderly and renal-impaired patients. The Galvus Group is currently approved in more than 120 countries.

ESTABLISHED MEDICINES
	Q1 2015	Q1 2014	% change
	USD m	USD m	USD	cc
Diovan	372	803	-54	-50
Exforge	281	363	-23	-13
Voltaren/Cataflam1	134	148	-9	1
Ritalin/Focalin	102	110	-7	-3
Other2	703	896	-22	-13
Total Established Medicines	1 592	2 320	-31	-25
1 Pharmaceuticals Division sales only
2 The “Other” category is composed of more than 100 brands

Diovan Group (USD 372 million, -50% cc), consisting of Diovan monotherapy and the combination product Co-Diovan/Diovan HCT, saw a continued sales decline worldwide due to generic competition in most markets including the US (following the July 7, 2014 Diovan monotherapy generic entry), many EU countries and Japan (generic entry in June 2014).

Exforge Group (USD 281 million, -13% cc), which includes Exforge and Exforge HCT, declined due to the entry of generic competition in the US for both Exforge (October 2014) and Exforge HCT (November 2014). Sales grew modestly in the EU and continued to experience double-digit growth in China and Latin America. Exforge is now available in more than 100 countries. Exforge HCT is available in over 60 countries.

Voltaren/Cataflam (USD 134 million, +1% cc), is the leading international brand by sales in the plain non-steroidal anti-inflammatory drugs (NSAIDs) market for the relief of symptoms in rheumatic diseases such as rheumatoid arthritis and osteoarthritis, and for various other inflammatory and pain conditions. Voltaren/Cataflam was first registered in 1973 and is available in more than 140 countries. This product, which is subject to generic competition, is marketed by the Pharmaceuticals Division in a wide variety of dosage forms, including tablets, drops, suppositories, ampoules and topical therapy. In addition, in various countries, our Sandoz Division markets generic versions of Voltaren and our Alcon Division markets Voltaren for ophthalmic indications.

Ritalin/Focalin (USD 102 million, -3% cc) is a treatment for attention deficit hyperactivity disorder (ADHD) in children. Ritalin and Ritalin LA are available in more than 70 and 30 countries, respectively, and are also indicated for narcolepsy. To date in 2014, Ritalin LA has been granted the “adult ADHD indication” in 18 countries. Focalin and Focalin XR are available in the US and Focalin XR is additionally indicated for adults. Focalin XR is also approved in Switzerland. Ritalin Immediate Release has generic competition in most countries. Some strengths of Ritalin and Focalin are subject to generic competition in the US.

Alcon
	Q1 2015	Q1 2014	% change
	USD m	USD m	USD	cc
Net sales	2 558	2 642	-3	5
Operating income	353	380	-7	25
As % of net sales	13.8	14.4
Core operating income	894	925	-3	10
As % of net sales	34.9	35.0

First quarter

Net sales
Alcon net sales were USD 2.6 billion (-3%, +5% cc) in the first quarter, led by continued growth (cc) in the Surgical and Ophthalmic Pharmaceuticals franchises. Emerging Growth Markets (+3%, +15% cc) delivered strong growth.

Surgical performance (-3%, +6% cc) benefited from strong sales of the Centurion phacoemulsification cataract platform and disposables, as well as continued growth in US LenSx femtosecond cataract procedures. Sales of intraocular lenses (IOLs) were flat. Ophthalmic Pharmaceuticals sales (-2%, +6% cc), were driven by double-digit growth of Systane for dry eye and fixed-dose glaucoma combination products, including Azarga and Simbrinza. Vision Care (-5%, +3% cc) was driven by daily and weekly/monthly contact lenses, notably Dailies Total1, Dailies AquaComfort Plus and AirOptix Colors, offset by a decline in contact lens care solutions driven by the market shift to daily disposable lenses.

Emerging Growth Markets delivered double-digit growth (cc), led by China (+29%, +32% cc), India (+13%, +14% cc), Russia (-38%, +12% cc) and Latin America (+4%, +17% cc), driven by strong performance in Surgical and Ophthalmic Pharmaceuticals. The US (+6%) grew strongly in Surgical and Vision Care with moderate growth in Ophthalmic Pharmaceuticals, where Alcon faced loss of exclusivity on Patanase. Europe, the Middle East and Africa (-13%, +4% cc), delivered strong performance in Ophthalmic Pharmaceuticals and Vision Care, offset by softer performance in Surgical. Japan sales declined (-18%, -4% cc) against a high prior-year comparator based on the April 2014 consumption tax legislation change, as well as soft Vision Care and IOL sales.

Operating income
Operating income (-7%, +25% cc) reached USD 353 million, driven by operating performance. Adjustments to arrive at core operating income for the quarter amounted to USD 541 million, consisting of USD 518 million for the amortization of intangible assets, USD 17 million for restructuring costs, and other net costs of USD 6 million. Prior-year adjustments amounted to USD 545 million due to amortization, restructuring charges, and other net costs.

Core operating income (-3%, +10% cc) was USD 894 million, driven by higher sales and strong operating leverage as a result of productivity initiatives. Core operating income margin in constant currencies increased by 1.5 percentage points mainly from productivity initiatives, including the prioritization of development projects; currency had a negative impact of 1.6 percentage points, resulting in a net decrease of 0.1 percentage points to 34.9% of net sales.

Core gross margin as a percentage of net sales was flat (cc) versus prior year. Core R&D expenses decreased by 0.8 percentage points (cc) compared to prior year, driven by continued project prioritization, which offset investment in key clinical trials including RTH258 in wet AMD. Core M&S and core G&A expenses decreased by 0.3 percentage points (cc) while still investing in new product launches. Core Other Income and Expense, net improved the margin by 0.4 percentage points (cc).

Alcon product review

All comments below focus on first quarter movements in constant currencies.

Surgical
	Q1 2015	Q1 2014	% change
	USD m	USD m	USD	cc
Cataract products	738	743	-1	8
IOLs - Cataract	284	311	-9	0
Vitreoretinal products	145	152	-5	4
Refractive/Other	54	68	-21	-14
Total Surgical	937	963	-3	6

Global Surgical sales were USD 937 million (-3%, +6% cc) in the first quarter, driven by strong equipment sales, including Centurion and Verion, as well as cataract and vitreoretinal disposables. Overall, the cataract procedure market, including IOLs and disposables, continued to expand strongly in Emerging Growth Markets, while the US experienced moderate growth and Japan contracted against a high prior-year comparator.

Ophthalmic Pharmaceuticals
	Q1 2015	Q1 2014	% change
	USD m	USD m	USD	cc
Glaucoma	300	321	-7	6
Allergy/Otic/Nasal	270	275	-2	2
Infection/Inflammation	235	242	-3	4
Dry Eye/Tears	152	142	7	16
Other	70	73	-4	11
Total Ophthalmic Pharmaceuticals	1 027	1 053	-2	6

Global sales in Ophthalmic Pharmaceuticals reached USD 1.0 billion (-2%, +6% cc) in the first quarter. Dry Eye continued to experience robust growth, led by the Systane portfolio (+14%, +23% cc) of eye drops and ointments.

Glaucoma sales grew solidly, driven by the performance of fixed-dose combination products globally, including DuoTrav, Azarga, and Simbrinza, offset by generic competition in monotherapies. Strong sales uptake in Ilevro and Durezol drove growth within the Infection/Inflammation segment. Otic and allergy sales, including Ciprodex and Pataday/Patanol products, grew slightly while facing generic competition to Patanase in the US.

Vision Care
	Q1 2015	Q1 2014	% change
	USD m	USD m	USD	cc
Contact lenses	456	469	-3	6
Contact lens care	138	157	-12	-6
Total Vision Care	594	626	-5	3

Vision Care global product sales were USD 594 million (-5%, +3% cc) in the first quarter, benefiting from strong contact lens performance (-3%, +6% cc) with the continued rollout of Dailies Total1, AirOptix Colors, Dailies AquaComfort Plus (DACP) Toric and DACP Multifocal. Sales of contact lens solutions (-12%, -6% cc) declined, driven by the continued market shift to daily disposable lenses.

Sandoz
	Q1 2015	Q1 2014	% change
	USD m	USD m	USD	cc
Net sales	2 237	2 318	-3	9
Operating income	279	282	-1	9
As % of net sales	12.5	12.2
Core operating income	406	387	5	17
As % of net sales	18.1	16.7

First quarter

Net sales
Sandoz net sales were USD 2.2 billion (-3%, +9% cc) in the first quarter, as volume growth of 13 percentage points more than compensated for 4 percentage points of price erosion.

US sales of retail generics and biosimilars were up 13% (cc), driven by continuing strong performance from recent launches and Fougera sales. Western Europe grew 6% (cc), supported by double-digit growth in Germany (+10% cc), while Central and Eastern Europe grew 7% (cc), benefitting from a strong flu season compared to the prior-year quarter. Higher levels of flu and seasonal infections, mainly across Europe, contributed approximately 2 percentage points of growth for the division. Asia (including Japan, +15% cc) and Latin America (+16% cc) also grew strongly.

Sandoz continued to strengthen its leading global position in biosimilars (USD 122 million, +19% cc), with double-digit sales growth driven by its three in-market products – Omnitrope (human growth hormone), Binocrit (epoetin alfa), and Zarzio (filgrastim) – each of which remains the leading biosimilar in its respective market segment.

Operating income
Sandoz operating income amounted to USD 279 million (-1%, +9% cc). Adjustments to arrive at core operating income for the quarter amounted to a net expense of USD 127 million, including amortization of intangible assets of USD 90 million and impairment charges of USD 26 million.

Core operating income increased to USD 406 million (+5%, +17% cc). Core operating income margin in constant currencies increased 1.2 percentage points; currency had a positive impact of 0.2 percentage points, resulting in a net increase of 1.4 percentage points to 18.1% of net sales.

Core gross margin as a percentage of net sales increased by 0.9 percentage point (cc), driven by product mix and ongoing productivity improvements, partially offset by continued price erosion. Core R&D expenses as a percentage of net sales were flat (cc) due to ongoing investments in biosimilar clinical trials. Core M&S and core G&A expenses decreased by 0.5 and 0.1 percentage points (cc), respectively, driving operating leverage as sales continued to grow. Core Other Income and Expense, net decreased the margin by 0.3 percentage points (cc).

DISCONTINUED OPERATIONS1
	Q1 2015	Q1 2014	% change
	USD m	USD m	USD	cc
Net sales	548	1 255	-56	-50
Operating income	12 622	674	nm	nm
As % of net sales	nm	nm
Core operating loss	-102	-143	29	41
As % of net sales	-18.6	-11.4
nm = not meaningful

First quarter

Net sales
Net sales for the non-influenza Vaccines business and OTC up to their March 2, 2015 divestment date amounted to USD 75 million and USD 456 million, respectively.

Influenza Vaccines2 sales for the quarter amounted to USD 17 million, compared to USD 52 million in the prior-year period, due to the phasing of southern hemisphere seasonal flu shipments.

Operating income
Operating income for discontinued operations includes preliminary exceptional pre-tax gains of USD 12.8 billion from the divestment of Animal Health (USD 4.6 billion) and from the transactions with GSK (USD 2.8 billion for the non-influenza Vaccines business and USD 5.9 billion arising from the disposal of Novartis OTC into the consumer healthcare joint venture). In addition, the GSK transactions resulted in approximately USD 0.5 billion of additional transaction-related expenses.

The remaining operating loss of USD 0.2 billion came from the operating performance of OTC and the non-influenza Vaccines business up to their disposal date, as well as a full quarter of the influenza Vaccines business.

Core operating loss in total amounted to USD 102 million for discontinued operations.

1 Operational results for discontinued operations in the first quarter of 2015 include a full quarter of results from the influenza Vaccines business, as well as results from the non-influenza Vaccines business and OTC until their disposal date on March 2, 2015. Operational results from the Animal Health business, which was divested on January 1, 2015, include only the divestment gain. See page 34 for full explanation.
2 Novartis remains fully committed to the influenza Vaccines business until it is divested to CSL.

Consolidated interim financial statements reflecting the portfolio transformation

Following the announcement of the transactions with GlaxoSmithKline plc (GSK) and Eli Lilly and Company (Lilly) on April 22, 2014 (and the subsequent transaction with CSL Limited), in order to comply with International Financial Reporting Standards (IFRS), Novartis has separated the Group’s reported financial data for the current and prior years into “discontinued” and “continuing” operations.

Discontinued operations in the first quarter of 2015 include a full quarter of operational results from the influenza Vaccines business, as well as operational results from the non-influenza Vaccines business and OTC until March 2, 2015, the date the transactions with GSK were completed. Operational results from the Animal Health business, which was divested to Lilly on January 1, 2015, include only the divestment gain.

Discontinued operations also include the preliminary exceptional pre-tax gains of USD 12.8 billion from the divestment of Animal Health (USD 4.6 billion) and from the transactions with GSK (USD 2.8 billion for the non-influenza Vaccines business and USD 5.9 billion arising from the contribution of Novartis OTC into the consumer healthcare joint venture). In addition, the GSK transactions resulted in approximately USD 0.5 billion of additional transaction-related expenses.

Novartis expects the divestment of the influenza Vaccines business to CSL Limited (CSL) to be completed in the second half of 2015, subject to customary closing conditions including regulatory approvals. Novartis remains fully committed to the influenza Vaccines business until it is divested to CSL.

Continuing operations comprise all other activities of the Novartis Group, and include the businesses of Pharmaceuticals, Alcon and Sandoz, and starting on March 2 the results from the new oncology assets acquired from GSK and the 36.5% interest in the GSK consumer healthcare joint venture (the latter reported as part of income from associated companies).

CASH FLOW AND GROUP BALANCE SHEET

Cash flow

First quarter
Cash flow from operating activities of continuing operations in the first quarter amounted to USD 1.9 billion compared to USD 1.7 billion in the prior-year period. The increase was mainly due to hedging gains and lower net working capital. The cash flows used in discontinued activities were USD 0.2 billion in current year and USD 0.3 billion in the prior-year period.

The cash outflows for investing activities of continuing operations amounted to USD 16.4 billion, compared to an inflow of USD 1.3 billion in the prior-year period. The current year amount includes an outflow of USD 16.0 billion for the acquisition of the new oncology assets from GSK, while the prior year included a net inflow from the sale of investments in marketable securities of USD 1.9 billion. The net outflow for other investment activities, mainly the investments in property, plant and equipment, amounted to USD 0.4 billion in the current year and USD 0.5 billion in the prior year. Cash flow from discontinued operations in the first quarter of 2015 amounted to USD 9.9 billion on account of the divestment proceeds from the portfolio transformation transactions, while the prior year amount of USD 1.6 billion consisted mainly of the proceeds from the divestment of the blood transfusion diagnostics unit.

The total Group cash flow used in financing activities in the first quarter amounted to USD 1.8 billion compared to USD 3.7 billion in the prior-year period. The current year includes a cash outflow for dividends of USD 6.6 billion compared to USD 6.8 billion in the prior year. The inflow from the increase in financial debt of USD 5.0 billion in the current year, principally due to the usage of our commercial paper program and the issuance of three bonds in Swiss francs for a total amount of USD 1.5 billion, was higher than the net inflow of USD 3.2 billion in the prior-year period. Other financial cash flows resulted in an outflow of USD 0.1 billion, even with the prior-year level.

The free cash flow for continuing operations in the first quarter was USD 1.5 billion, an increase of USD 0.3 billion compared to the prior-year period. This was primarily due to hedging gains and lower net working capital, partially offset by a negative currency impact on operations. For the total Group, free cash flow for the first quarter amounted to USD 1.2 billion.

Balance sheet

Assets
Total non-current assets of USD 109.2 billion at March 31, 2015 increased by USD 21.4 billion compared to December 31, 2014. Intangible assets other than goodwill increased by USD 12.4 billion to USD 36.3 billion mainly on account of the new oncology assets acquired from GSK which added product rights amounting to USD 13.1 billion to the intangible assets of the Group. This increase was partially offset by the amortization of USD 0.8 billion on intangible assets. Goodwill increased by USD 1.8 billion to USD 31.1 billion mainly on account of the goodwill of USD 2.3 billion recorded on the new oncology assets, partially offset by currency translation adjustments of USD 0.5 billion.

Financial and other non-current assets increased by USD 7.8 billion to USD 26.5 billion, mainly on account of the 36.5% investment in the GSK consumer healthcare joint venture valued at USD 7.5 billion while the amounted invested in property, plant and equipment decreased by USD 0.6 billion to USD 15.4 billion at the end of the first quarter of 2015.

Total current assets decreased by USD 11.9 billion to USD 25.7 billion at March 31, 2015, as the assets held for sale reduced by USD 6.6 billion to USD 0.2 billion as a result of the closing of the transactions with Lilly and GSK in 2015. Cash and cash equivalent decreased by USD 6.5 billion to USD 7.4 billion mainly on account of the net payment to GSK for the acquisition of the oncology assets as well as the dividend payment. Trade receivables and other current assets increased by USD 0.5 billion each, while inventory increased by USD 0.2 billion.

The Group has an equivalent of approximately USD 0.5 billion of cash in Venezuela in local currency, which is only slowly being approved for remittance outside of the country. As a result, the Group is exposed to a potential devaluation loss in the income statement on its total intercompany balances with its subsidiaries in Venezuela, which at March 31, 2015 amounted to USD 0.5 billion. The Group continues to use for the consolidation of the financial statements of its Venezuelan subsidiaries the official exchange rate of VEF 6.3/USD, which is applied for health and food imports as published by the Centro Nacional de Comercio Exterior (CENCOEX, formerly CADIVI).

Liabilities
Total financial debt, including derivatives, amounted to USD 25.1 billion at March 31, 2015 compared to USD 20.4 billion at December 31, 2014. Long-term debt increased by USD 1.0 billion to USD 14.8 billion at March 31, 2015, mainly due to the issuance of three bonds in Swiss francs for a total amount of USD 1.5 billion in the first quarter of 2015. Short-term borrowings amounted to USD 10.3 billion at March 31, 2015 compared to USD 6.6 billion at December 31, 2014, mainly due to the increase of borrowings under the commercial paper program.

Trade payables, other current and non-current liabilities of continuing operations of USD 33.2 billion increased by USD 1.4 billion compared to USD 31.7 billion at the prior year-end. Other current and non-current liabilities contributed USD 1.0 billion and USD 0.8 billion, respectively, which were partially offset by a reduction in trade payables of USD 0.4 billion. Liabilities related to discontinued operations reduced from USD 2.4 billion at the beginning of the quarter to USD 0.2 billion as a result of the closing of the transactions with Lilly and GSK.

Group equity
The Group’s equity increased by USD 5.6 billion to USD 76.4 billion at March 31, 2015 largely due to the net income of discontinued and continuing operations of USD 13.0 billion. Share-based compensation contributed USD 0.4 billion, while the dividend payment of USD 6.6 billion, currency translation adjustments of USD 0.9 billion and net actuarial losses of USD 0.3 billion partially offset these increases.

Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 7.4 billion at March 31, 2015 compared to USD 13.9 billion at December 31, 2014, and net debt increased over the same period by USD 11.3 billion to USD 17.8 billion. The debt/equity ratio increased to 0.33:1 at March 31, 2015 compared to 0.29:1 at December 31, 2014.

INNOVATION REVIEW

Benefiting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development, including 143 in Pharmaceuticals.

Key developments from the first quarter of 2015 include:

New approvals and positive opinions

•
The EC and FDA approved Cosentyx (secukinumab, formerly known as AIN457) as a first-line systemic treatment of moderate-to-severe plaque psoriasis in adults who are candidates for systemic therapy. The EC approval followed a positive recommendation from the CHMP, marking the first time that the CHMP has recommended a biologic treatment as first-line systemic, reinforcing the favorable safety profile of Cosentyx. The US decision followed a unanimous recommendation from the FDA’s Dermatologic and Ophthalmic Drugs Advisory Committee.

•
The Swiss health authority Swissmedic approved Cosentyx (at a dose of 300 mg) for the treatment of adult patients with moderate-to-severe plaque psoriasis who have failed to respond to other systemic therapies including ciclosporin, methotrexate or PUVA, or in whom these therapies are contraindicated or not tolerated.

•
The EC approved Jakavi (ruxolitinib) for the treatment of adult patients with polycythemia vera who are resistant to or intolerant of hydroxyurea. Jakavi is the first targeted treatment approved by the EC for these patients.

•
Farydak (panobinostat, formerly LBH589) was approved by the FDA in combination with bortezomib and dexamethasone for the treatment of patients with multiple myeloma who have received at least two prior regimens, including bortezomib and an immunomodulatory (IMiD) agent. This indication was approved under accelerated approval in the US and is contingent upon further verification of clinical benefit in confirmatory trials.

•
The FDA approved Jadenu (deferasirox) once-daily oral film-coated tablets, a new oral formulation of Exjade that can be swallowed whole, simplifying daily treatment administration for patients with chronic iron overload. Jadenu is approved under accelerated approval based on a reduction of liver iron concentrations and serum ferritin levels. Continued approval for this indication may be contingent upon verification and description of clinical benefit in confirmatory trials.

•
The CHMP adopted a positive opinion for Zykadia (ceritinib) to treat adult patients with anaplastic lymphoma kinase (ALK)-positive advanced non-small cell lung cancer (NSCLC) previously treated with crizotinib. If approved in the EU, Zykadia will be the first treatment option in Europe for these patients.

•
The FDA approved Sandoz’ biosimilar Zarxio (filgrastim-sndz) for all indications currently on the reference product (Neupogen®) label. Sandoz is the first company to receive approval of a biosimilar in the US through the new FDA biosimilars pathway established by the Biologics Price Competition and Innovation Act (BPCIA) of 2009.

•
In April, Sandoz received FDA approval of Glatopa, the first fully substitutable generic version of Teva’s Copaxone® (glatiramer acetate) 20 mg/ml one-time-daily injection for relapsing forms of multiple sclerosis therapy. Glatopa was developed in collaboration with Momenta.

•
The FDA approved Alcon’s Pazeo (0.7% olopatadine hydrochloride ophthalmic solution) for the treatment of ocular itching associated with allergic conjunctivitis. Pazeo provides 24 hours of ocular itch relief from a single dose.

•
In the EU, Alcon received approval for Systane Hydration Lubricating Eye Drops (Multi-Dose) for the temporary relief of burning and irritation due to dry eye symptoms. The drops can also be used when wearing contact lenses.

•	The FDA approved Alcon’s AcrySof IQ ReSTOR +2.5D Multifocal IOL in the US.

•	Alcon received FDA approval for Clear Care Plus with HydraGlyde, a new product for improved wetting duration of daily-wear, silicone hydrogel contact lenses for patients who use peroxide solutions.

•	In Japan, Alcon received approval for AcrySof IQ ReSTOR Toric 2.5D intraocular lens (IOL).

•	In China, Alcon received approval for ReSTOR +2.5D Multifocal Toric IOL for the treatment of cataracts in patients with astigmatism.

•	In China, Alcon received approval for the Verion Image Guided System, which offers improved precision, consistency, and control in cataract refractive surgery.

•
In Brazil, Alcon received approval for Dailies AquaComfort Plus Toric contact lens, a unique single-use contact lens for correction of refractive errors in patients with astigmatism that provides blink-activated moisture for all-day comfort.

•
Alcon also received approval for Jetrea (ocriplasmin) in Brazil, providing the first pharmacological treatment option for vitreomacular traction including when associated with macular hole of diameter less than or equal to 400 microns.

Regulatory submissions and filings

•
The FDA granted priority review designation to LCZ696 for the treatment of heart failure with reduced ejection fraction, and confirmed validation of the dossier. This reduces the total review time by four months, meaning the FDA could make a decision on approval in August 2015.

•
The LCZ696 EU Marketing Authorization Application (MAA) was validated by EMA and accelerated assessment review process initiated. This allows the CHMP to reach an opinion on the application by Day 150 of the review.

•	LCZ696 has been granted Promising Innovative Medicine status by the Medicines and Healthcare Products Regulatory Agency (MHRA) in the UK.

•	Health Canada granted priority review for the New Drug Submission for LCZ696 for the treatment of heart failure with systolic dysfunction (reduced ejection fraction).

•	The LCZ696 MAA was submitted to Swissmedic. LCZ696 has been granted Fast Track review status in Switzerland.

•
The FDA has accepted the Investigational New Drug (IND) application for CTL019. IND activation enables us to begin our global trial for CTL019 in pediatric patients with relapsed/refractory acute lymphoblastic leukemia (r/r ALL) in the US most likely in the first half of 2015. We intend to expand into other countries and indications as soon as possible. Cell processing of CTL019 will be supported by our manufacturing facility in Morris Plains, NJ.

•	Regulatory applications for a new oral film-coated tablet formulation of Jadenu (deferasirox) were submitted in the EU and Switzerland.

•
Regulatory applications for Promacta/Revolade for pediatric chronic immune thrombocytopenic purpura (cITP) were filed in the US and EU in February, including the new formulation Powder for Oral Suspension (PfOS). In the US, there have been two filings related to the pediatric population: the first in December 2014 for patients ages 6-17, which was granted priority review by the FDA, and the second in February 2015 for patients ages 1-5, which included PfOS.

  Results from ongoing trials and other highlights

•
New two-year results presented at the 73rd Annual Meeting of the American Academy of Dermatology (AAD) in San Francisco demonstrated strong and sustained efficacy with Cosentyx (secukinumab) with a favorable safety profile for the treatment of psoriasis patients. The data comes from the extension study of the pivotal Phase III FIXTURE and ERASURE trials. In addition, results from the CLEAR study presented at the same meeting showed that Cosentyx was significantly superior to Stelara® (ustekinumab), a widely used biologic, in achieving clear or almost clear skin for psoriasis patients. Cosentyx (at a dose of 300 mg) is the first and only interleukin-17A (IL-17A) inhibitor approved to treat adult patients with moderate-to-severe plaque psoriasis.

•
In February, GSK announced overall survival results from the COMBI-d study, which demonstrate a statistically significant reduction in the risk of death (Hazard Ratio [HR] 0.71 [95% Confidence Interval (CI): 0.55, 0.92], p=0.011) for the combination of Tafinlar (dabrafenib) and Mekinist (trametinib) compared to dabrafenib monotherapy in patients with BRAF V600E/K mutation-positive metastatic melanoma. The safety profile was consistent with the profile observed to date for the combination; no new safety concerns were observed. These data will be presented at an upcoming medical congress and will be submitted to the FDA as part of the accelerated approval requirement for further verification of clinical benefit.

•
The New England Journal of Medicine published results from the pivotal Phase III clinical trial demonstrating Jakavi (ruxolitinib) treatment resulted in durable hematocrit control, spleen size reduction and symptom relief for patients with uncontrolled polycythemia vera.

•
Phase III data published in The Lancet showed that treatment with Arzerra (ofatumumab) plus chlorambucil resulted in a statistically significant improvement in progression-free survival (PFS) versus chlorambucil alone in treatment-naïve patients with chronic lymphocytic leukemia (CLL) for whom fludarabine-based therapy was considered inappropriate, mainly due to advanced age or the presence of comorbidities. Median PFS was improved by 71% in the group receiving ofatumumab plus chlorambucil compared to the chlorambucil alone group (22.4 months vs 13.1 months, respectively; HR 0.57 [95% CI 0.45, 0.72]; p<0.0001).

•	Alcon presented results from its second Phase II study of RTH258 in wet age-related macular degeneration (AMD) patients, and initiated a Phase III study of RTH258 in December 2014.

•
Novartis announced that it entered into a major multiyear alliance with Aduro Biotech to discover and develop next generation cancer immunotherapies targeting the STING (Stimulator of Interferon Genes) pathway and launched a new immuno-oncology research group led by renowned cancer vaccine expert Glenn Dranoff, MD. The addition of STING agonists complements Novartis' diverse portfolio of immunotherapies that includes chimeric antigen receptor T-cell (CART) technology and novel checkpoint inhibitors.

•	Bexsero® received a positive recommendation from the CDC's Advisory Committee on Immunization Practices (ACIP), triggering a USD 450 million milestone payment from GSK.

Selected approvals: US, EU and Japan

Product	Active ingredient	Indication	Approval date
Cosentyx (AIN457)	Secukinumab	Psoriasis	Japan - Dec. 2014 EU - Jan. 2015 US - Jan. 2015
Jakavi	Ruxolitinib	Polycythemia vera patients resistant to or intolerant of hydroxyurea	EU - Mar. 2015
Farydak (LBH589)	Panobinostat	Multiple myeloma	US - Feb. 2015
Jadenu	Deferasirox	Chronic iron overload	US - Mar. 2015
Zarxio	Filgrastim-sndz	Chemotherapy-induced neutropenia; mobilization of peripheral blood progenitor cells and others intravenous (same as originator)	US - Mar. 2015
Pazeo	Olopatadine 0.7%	Allergy	US - Jan. 2015

Selected projects awaiting regulatory decisions

Completed submissions
Product	Indication	US	EU	Japan	News update
LCZ696	Chronic heart failure with reduced ejection fraction	Q4 2014	Q4 2014		- FDA confirmed acceptance of file and granted Priority Review - MAA was validated by EMA and accelerated assessment initiated
Cosentyx (AIN457)	Psoriatic arthritis			Approved	- US and EU submissions planned in H1 2015
	Ankylosing spondylitis				- US and EU submissions planned in H1 2015
Seebri Breezhaler (NVA237)	Chronic obstructive pulmonary disease (COPD)	Q4 2014	Approved	Approved	- US application submitted Dec. 2014
Ultibro Breezhaler (QVA149)	COPD	Q4 2014	Approved	Approved	- US application submitted Dec. 2014
Farydak (LBH589)	Multiple myeloma	Approved	Q2 2014	Q3 2014	- Orphan drug designation in Japan
Jadenu	Iron overload	Approved	Q1 2015		- EU application submitted in Mar. 2015
Jakavi	Polycythemia vera	Approved1	Approved	Q3 2014	- EU approval Mar. 2015
Tafinlar + Mekinist	Metastatic melanoma	Approved			- EU and Japan submissions expected in H1 2015 - COMBI-d results will be submitted to FDA to meet conditions of accelerated approval
Promacta/ Revolade	Pediatric immune thrombocytope-nic purpura (ITP)	Q4 2014 Q1 2015 (PfOS)	Q1 2015
	Severe aplastic anemia (SAA)	Approved	Q4 2014
Zykadia (LDK378)	ALK+ non-small cell lung cancer	Approved	Q1 2014		- CHMP positive opinion granted Feb. 2015

1 Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization outside the US. Ruxolitinib is marketed in the US by Incyte under the brand name Jakafi.

Selected Pharmaceuticals pipeline projects
Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
ABL001	Hematologic tumors	≥ 2019	I
Ilaris (ACZ885)	Hereditary periodic fevers (crFMF, HIDS, TRAPS)	2016	III	- Umbrella pivotal trial, FPFV Jun. 2014, has achieved 80% recruitment
ACZ885 (canakinumab)	Secondary prevention of cardiovascular events	2017	III	- Study fully enrolled
Afinitor/Votubia	Non-functioning GI/lung NET	2015	III	- RADIANT-4 pivotal trial results expected in Q2 2015
	TSC seizure	2016	III	- Phase III study enrolling
	Diffuse large B-cell lymphoma	2018	III
Arzerra	Chronic lymphocytic lymphoma (maintenance)	2015	III
	Chronic lymphocytic lymphoma (relapse)	2015	III
	Non-Hodgkins lymphoma (refractory)	2017	III
	Non-Hodgkins lymphoma (relapse)	2018	III
BAF312	Secondary progressive MS	≥ 2019	III
BCT197	COPD	≥ 2019	II
BGJ398	Solid tumors	≥ 2019	II
BGS649	Obese hypogonadotropic hypogonadism	≥ 2019	II
BKM120	mBC ER+ AI resistant mTOR naive	2015	III	- BELLE-2 pivotal trial results expected in Q2 2015
	mBC ER+ post AI and mTOR inhibitor	2016	III
	Solid tumors	≥ 2019	I
BYL719	Solid tumors	≥ 2019	I
BYM338	Sporadic inclusion body myositis	2016	III
	Hip fracture	≥ 2019	II
	Sarcopenia	≥ 2019	II
CAD106	Alzheimer’s disease	≥ 2019	II
CJM112	Immune disorders	≥ 2019	I
CTL019	Adult & pediatric acute lymphoblastic leukemia	2016	II
	Diffuse large B-cell lymphoma	2017	II
EGF816	Solid tumors	2018	I/II
FCR001	Renal transplant	≥ 2019	II
Gilenya	Chronic inflammatory demyelinating polyradiculoneuropathy	2017	III
HSC835	Stem cell transplantation	≥ 2019	II
INC280	Non-small cell lung cancer	2018	II
KAE609	Malaria	2017	II
KAF156	Malaria	≥ 2019	II
LCI699	Cushing’s disease	2017	III
LCZ696	Chronic heart failure with preserved ejection fraction	≥ 2019	III	- Phase III registration study enrolling

LEE011	HR+, HER2 negative advanced breast cancer (in postmenopausal women)	2016	III	- Phase III registration study fully enrolled
	HR+, HER2 negative advanced breast cancer (in premenopausal women)	2018	III	- Phase III registration study enrolling
	Solid tumors	2018	I
LIK066	Type II diabetes	≥ 2019	II
LJM716	Solid tumors	≥ 2019	I
Lucentis	Choroidal neovascularization and macular edema secondary to conditions other than age-related macular degeneration, diabetic macular edema, retinal vein occlusion and pathologic myopia	2016	III	- Phase III registration studies completed recruitment (Sep.)
	Retinopathy of prematurity (ROP)	2018	III	- Phase III registration study initiates in Q4 2015 (Oct.)
Tafinlar + Mekinist	Non-small cell lung cancer	2016	II
	Melanoma (adjuvant)	2017	III
	Colorectal cancer	≥ 2019	I/II
OAP030 (formerly called Fovista)	Wet AMD	2016	III
PIM447	Hematologic tumors	≥2019	I
PKC412	Aggressive systemic mastocytosis	2015	II	- Final results from pivotal Phase II trial presented at American Society of Hematology Annual Meeting
	Acute myeloid leukemia	2015	III
Promacta/ Revolade	Myelodysplastic syndrome/Acute myeloid leukemia associated thrombocytopenia	2016	II
	Myelodysplastic syndrome	2017	III
QAW039	Asthma	≥ 2019	II
	Atopic dermatitis	≥ 2019	II
QAX576	Allergic diseases	≥ 2019	II
QGE031	Asthma	≥ 2019	II
RLX030 (serelaxin)	Acute heart failure	2016	III	- RELAX2 registration study ongoing - RELAX-ASIA registration study ongoing
Signifor LAR	Cushing’s disease	2016	III
Tasigna	CML treatment-free remission	2016	II	- Study fully enrolled
Tekturna	Chronic heart failure	2016	III	- Phase III outcome study (ATMOSPHERE) ongoing in heart failure
Votrient	Renal cell carcinoma (adjuvant)	2017	III
Zykadia (LDK378)	ALK+ advanced non-small cell lung cancer (first-line, treatment naïve)	2017	III	- Phase III study enrolling

Selected Alcon pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
SURGICAL
AcrySof IQ ReSTOR MF IOL 2.5D	Cataract	US 2013 JP 2013	Approved Approved	- Approved Apr. 2015 - Approved Apr. 2014
AcrySof IQ ReSTOR Toric IOL 2.5D	Cataract	US 2015 JP 2014	Advanced Approved	- Approved Jan. 2015
AcrySof IQ ReSTOR 3.0D Toric IOL	Cataract	US 2013 JP 2013	Filed Advanced	- Positive FDA panel opinion Nov. 2014 - Approved Jan. 2014
PanOptixTrifocal IOL	Cataract	EU 2015	Advanced
ULTRASert	Cataract, pre-loaded IOL delivery device	US 2015 EU 2015	Advanced Advanced
Cataract, integrated image-guided system and intra-operative
Verion + VerifEye	Aberrometry	EU 2015	Advanced
OPHTHALMIC PHARMACEUTICALS
RTH258 (ESBA1008)	Retina (age-related macular degeneration)		Phase III	- Phase III clinical trial initiated Dec. 2014
Jetrea	Retina (vitreomacular traction)	EU 2011 JP 2015	Approved Phase III	- Approved Mar. 2013
Nepafenac (0.3%)	Retina (macular edema)	US 2015 EU 2015	Advanced Advanced
Systane Hydration Lubricating Eye Drops (Multi-Dose)	OTC – dry eye	EU 2015	Approved	- Approved Jan. 2015
VISION CARE
AOSept Plus with HydraGlyde	Contact lens care	US 2014 EU 2014 JP 2015	Approved Approved Advanced	- Approved Jan. 2015 - Approved Sept. 2014
Monthly Lens Comfort Project	Refractive	US 2016 EU 2015 JP 2016	Advanced Advanced Advanced

Selected Sandoz pipeline projects (biosimilars)

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
GP2013 (rituximab)
Non-Hodgkin lymphoma, chronic lymphocytic leukemia, rheumatoid arthritis, granulomatosis with polyangiitis (also known as Wegener’s granulomatosis), and microscopic polyangiitis and others (same as originator)
			II and III	- Recruitment in Phase III follicular lymphoma trial completed in Jan. 2015
GP2015 (etanercept)	Arthritidies (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)		III	- Patient enrollment complete
GP2017 (adalimumab)	Arthritidies (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)		III	- Patient enrollment completed in Mar. 2015
LA-EP2006 (pegfilgrastim)	Chemotherapy-induced neutropenia and others (same as originator)		III	- Trial complete
HX575 (epoetin alfa)	Chronic kidney disease, chemotherapy-induced anemia and others (same as originator)	US	III	- Trial complete
HX575 s.c. (epoetin alfa)	Chronic kidney disease	EU (extension nephrology, approved as Binocrit since 2007)	III	- Trial complete

Selected influenza Vaccines pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
Flucelvax (US)	Prevention of influenza disease in persons 18 years of age and older	Complete	Approved	- Approved by FDA for adults (18+) - Safety study completed and published - US BLA for age 4 and older submitted Q4 2014
Fluad (US)	Prevention of seasonal influenza (trivalent subunit vaccine with MF59 adjuvant)	2014	Filing	- US BLA submitted in Q4 2014
Quadrivalent Influenza Vaccine (QIV)	Prevention of seasonal influenza	≥2015	III	- All safety and immunogenicity studies for cell-based QIVs completed - CSRs published
Pandemic influenza vaccines	Universal vaccination in case of an influenza pandemic	NA	NA	- H7N9 clinical study completed - US government purchased stockpile

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

First quarter (unaudited)

	Q1 2015 USD m	Q1 2014 USD m	Change USD m

Net sales to third parties from continuing operations	11 935	12 767	-832

Sales to discontinued segments	26	65	-39

Net sales from continuing operations	11 961	12 832	-871

Other revenues	241	199	42

Cost of goods sold	-3 980	-4 130	150

Gross profit from continuing operations	8 222	8 901	-679

Marketing & Sales	-2 691	-2 988	297

Research & Development	-2 067	-2 210	143

General & Administration	-591	-649	58

Other income	414	236	178

Other expense	-502	-475	-27

Operating income from continuing operations	2 785	2 815	-30

Income from associated companies	15	215	-200

Interest expense	-179	-168	-11

Other financial income and expense	57	-25	82

Income before taxes from continuing operations	2 678	2 837	-159

Taxes	-372	-383	11

Net income from continuing operations	2 306	2 454	-148

Net income from discontinued operations	10 699	514	10 185

Net income	13 005	2 968	10 037

Attributable to:
Shareholders of Novartis AG	13 005	2 941	10 064

Non-controlling interests	0	27	-27

Average number of shares outstanding – Basic (million)	2 409	2 440	-31

Basic earnings per share from continuing operations (USD)[1]	0.96	0.99	-0.03

Basic earnings per share from discontinued operations (USD)[1]	4.44	0.22	4.22

Total basic earnings per share (USD)[1]	5.40	1.21	4.19

Average number of shares outstanding – Diluted (million)	2 446	2 479	-33

Diluted earnings per share from continuing operations (USD)[1]	0.94	0.97	-0.03

Diluted earnings per share from discontinued operations (USD)[1]	4.38	0.22	4.16

Total diluted earnings per share (USD)[1]	5.32	1.19	4.13

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income

First quarter (unaudited)

	Q1 2015 USD m	Q1 2014 USD m	Change USD m

Net income from continuing operations	2 306	2 454	-148

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	-54	-31	-23

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	-76	46	-122

Translation effects	-891	-23	-868

Total of items to eventually recycle	-1 021	-8	-1 013

Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial losses from defined benefit plans, net of taxes	-269	-545	276

Amounts related to discontinued operations:
Net income from discontinued operations	10 699	514	10 185

Other comprehensive income/loss related to discontinued operations	3	-17	20

Comprehensive income	11 718	2 398	9 320

Attributable to:
Shareholders of Novartis AG	11 718	2 370	9 348

Non-controlling interests	0	28	-28

Condensed consolidated balance sheets

	Mar 31, 2015 (unaudited) USD m	Dec 31, 2014 (audited) USD m	Change USD m

Assets
Non-current assets
Property, plant & equipment	15 421	15 983	-562

Goodwill	31 069	29 311	1 758

Intangible assets other than goodwill	36 262	23 832	12 430

Financial and other non-current assets	26 473	18 700	7 773

Total non-current assets	109 225	87 826	21 399

Current assets
Inventories	6 271	6 093	178

Trade receivables	8 794	8 275	519

Other current assets	3 065	2 530	535

Cash and cash equivalents, marketable securities, commodities and derivatives	7 363	13 862	-6 499

Assets related to discontinued operations and held for sale	217	6 801	-6 584

Total current assets	25 710	37 561	-11 851

Total assets	134 935	125 387	9 548

Equity and liabilities
Equity attributable to Novartis AG shareholders	76 376	70 766	5 610

Non-controlling interests	68	78	-10

Total equity	76 444	70 844	5 600

Non-current liabilities
Financial debts	14 834	13 799	1 035

Other non-current liabilities	14 604	13 771	833

Total non-current liabilities	29 438	27 570	1 868

Current liabilities
Trade payables	5 062	5 419	-357

Financial debts and derivatives	10 279	6 612	3 667

Other current liabilities	13 487	12 524	963

Liabilities related to discontinued operations and held for sale	225	2 418	-2 193

Total current liabilities	29 053	26 973	2 080

Total liabilities	58 491	54 543	3 948

Total equity and liabilities	134 935	125 387	9 548

Condensed consolidated changes in equity

First quarter (unaudited)

	Q1 2015 USD m	Q1 2014 USD m	Change USD m

Consolidated equity at January 1	70 844	74 472	-3 628

Comprehensive income	11 718	2 398	9 320

Purchase of treasury shares	-1 433	-2 403	970

Treasury share repurchase commitment under a share buy-back trading plan	35		35

Increase in equity from exercise of options and employee transactions	1 508	2 393	-885

Dividends related to shareholders of Novartis AG	-6 643	-6 810	167

Equity-based compensation	425	317	108

Change in non-controlling interests	-10	-31	21

Consolidated equity at March 31	76 444	70 336	6 108

Condensed consolidated cash flow statements

First quarter (unaudited)

	Q1 2015 USD m	Q1 2014 USD m	Change USD m

Net income from continuing operations	2 306	2 454	-148

Reversal of non-cash items
Taxes	372	383	-11

Depreciation, amortization and impairments	1 282	1 118	164

Change in provisions and other non-current liabilities	232	347	-115

Income from associated companies	-15	-215	200

Net financial income	122	193	-71

Other	48	170	-122

Net income adjusted for non-cash items	4 347	4 450	-103

Interest and other financial receipts	906	579	327

Interest and other financial payments	-128	-168	40

Taxes paid[1]	-578	-682	104

Cash flows before working capital changes from continuing operations	4 547	4 179	368

Payments out of provisions and other net cash movements in non-current liabilities	-422	-171	-251

Change in net current assets and other operating cash flow items	-2 229	-2 330	101

Cash flows from operating activities from continuing operations	1 896	1 678	218

Cash flows used in operating activities from discontinued operations [1]	-192	-337	145

Total cash flows from operating activities	1 704	1 341	363

Purchase of property, plant & equipment	-469	-482	13

Purchase of intangible, financial and other non-current assets	-246	-126	-120

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	284	82	202

Acquisitions of businesses	-16 020	-93	-15 927

Change in marketable securities, commodities and net divestment proceeds of associated companies	5	1 885	-1 880

Cash flows used in/from investing activities from continuing operations	-16 446	1 266	-17 712

Cash flows from investing activities from discontinued operations	9 889	1 557	8 332

Total cash flows used in/from investing activities	-6 557	2 823	-9 380

Dividends related to shareholders of Novartis AG	-6 643	-6 810	167

Change in current and non-current financial debts	4 998	3 191	1 807

Treasury share transactions, net	82	10	72

Other financing cash flows	-192	-78	-114

Cash flows used in financing activities	-1 755	-3 687	1 932

Net translation effect on cash and cash equivalents	58	6	52

Change in cash and cash equivalents	-6 550	483	-7 033

Cash and cash equivalents at January 1	13 023	6 687	6 336

Cash and cash equivalents at March 31	6 473	7 170	-697

1 In Q1 2015, the total Group tax payments amounted to USD 646 million (Q1 2014: USD 700 million) when also taking into account payments of USD 68 million (Q1 2014: USD 18 million), which is included in the cash flows from operating activities of discontinued operations.

Notes to the Condensed Interim Consolidated Financial Statements for the three-month period ended March 31, 2015 (unaudited)

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three-month period ended March 31, 2015, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2014 Annual Report published on January 27, 2015.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in note 1 to the Consolidated Financial Statements in the 2014 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates.

In particular, during the first quarter of 2015, the significant transactions discussed below, were completed. Several of these transactions contained contingent consideration due to Novartis. Accounting for such contingent consideration requires management to make assumptions on the probability and amount of potential payments. If actual amounts are different from the estimated amounts recorded for contingent consideration there could be a significant impact, either positive or negative, on the Group’s results of operations or cash flow.

The significant transactions discussed below also included the formation of a new entity during the first quarter of 2015 via contribution of businesses from both Novartis and GlaxoSmithKline plc (GSK). Novartis has a 36.5% interest in this newly created entity and will account for its stake using the equity method of accounting. Novartis has valued the contribution of 63.5% of its former OTC Division to the entity in exchange for 36.5% of the GSK Consumer Healthcare Joint Venture at fair value. The resulting gain for Novartis is based on these exchanged values. Novartis has elected to apply an option under IFRS for entities formed by contributions. Under this option, the retained 36.5% interest of Novartis in its former OTC division continues to be measured at its net book value at the time of the formation of the entity.

Furthermore, as discussed in the 2014 Annual Report, goodwill, Alcon brand name and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s results of operations or cash flow.

3. Significant transactions

2015

Transaction with Eli Lilly and Company
 On January 1, 2015, Novartis closed its transaction with Eli Lilly and Company, USA (Lilly) announced in April 2014 to divest its Animal Health business. This resulted in a preliminary pre-tax gain of USD 4.6 billion which is recorded in operating income from discontinued operations.

Transactions with GlaxoSmithKline plc
 On March 2, 2015, Novartis closed its transactions with GlaxoSmithKline plc, Great Britain (GSK) announced in April 2014, with the following consequences:

Pharmaceuticals –Acquisition of GSK oncology products
 Novartis acquired GSK’s oncology products and certain related assets for an aggregate cash consideration of USD 16.0 billion. Up to USD 1.5 billion of this cash consideration is contingent on certain development milestones. The fair value of this potentially refundable consideration is estimated at approximately USD 0.1 billion. In addition, under the terms of the agreement, Novartis is granted a right of first negotiation over the co-development or commercialization of GSK’s current and future oncology R&D pipeline, excluding oncology vaccines. The right of first negotiation is for a period of 12.5 years from the acquisition closing date. The preliminary purchase price allocation resulted in net identified assets of USD 13.6 billion and goodwill of USD 2.3 billion.

Vaccines – Divestment
 Novartis has divested its Vaccines business (excluding its influenza business) to GSK for up to USD 7.1 billion plus royalties. The USD 7.1 billion consists of USD 5.25 billion paid at closing and up to USD 1.8 billion in future milestone payments. The fair value of the contingent future milestones and royalties is estimated at approximately USD 1.0 billion. Included in this amount, is a USD 450 million milestone payment received in late March. This resulted in a preliminary pre-tax gain of approximately USD 2.8 billion which is recorded in operating income from discontinued operations.

Novartis’s Vaccines influenza business is excluded from the GSK Vaccines business acquisition. However, GSK has entered into a future option arrangement with Novartis in relation to the Vaccines influenza business, pursuant to which Novartis may unilaterally require GSK to acquire the entire or certain parts of its Vaccines influenza business for consideration of up to USD 250 million (the Influenza Put Option) if the divestment to CSL Limited, Australia (CSL), discussed below, is not completed. The option period is 18 months from the closing date of the GSK transaction. Novartis paid GSK a fee of USD 5 million in consideration for the grant of the Influenza Put Option.

Consumer Health – Combination of Novartis OTC with GSK Consumer Healthcare in a joint venture
 Novartis and GSK have agreed to create a combined consumer healthcare business through a joint venture between Novartis OTC and GSK Consumer Healthcare. On March 2, 2015, a new entity was formed via contribution of businesses from both Novartis and GSK. Novartis has a 36.5% interest in the newly created entity. Novartis has valued the contribution of 63.5% of its OTC Division in exchange for 36.5% of the GSK Consumer Healthcare business at fair value. Based on the preliminary estimates of values exchanged, an investment in associated company of USD 7.5 billion was recorded. The resulting pre-tax gain, net of transaction related costs, of approximately USD 5.9 billion is recorded in operating income from discontinued operations.

Novartis has four of eleven seats on the joint venture entity’s Board of Directors. Furthermore, Novartis has customary minority rights and also exit rights at a pre-defined, market based pricing mechanism.

The investment is accounted for using the equity method of accounting using estimated results for the quarter and adjusted to actual results in the following period.

Additional GSK related costs
 In addition, the GSK transaction resulted in USD 0.5 billion of additional transaction-related expenses.

Pending transaction with CSL
 On October 26, 2014 Novartis entered into an agreement with CSL to sell its Vaccines influenza business to CSL for USD 275 million. This transaction is expected to be completed in the second half of 2015, subject to closing conditions, including regulatory approvals. Entering into the separate divestment agreement with CSL resulted in the Vaccine influenza business being a separate disposal group consisting of a group of cash generating units within the Vaccines Division, requiring the performance of a separate valuation of the influenza Vaccines business net assets. This triggered the recognition of an exceptional impairment charge in 2014 of USD 1.1 billion as the book value of the influenza Vaccines business net assets was above the USD 275 million consideration to be paid by CSL.

Classification as continuing operations and discontinued operations
 Following the announcement of the significant transactions described above, Novartis has separated the Group’s reported financial data for the current and prior year into “continuing” operations and “discontinued” operations.

Continuing operations comprise the activities of the Pharmaceuticals, Alcon and Sandoz divisions and the retained Corporate activities. Continuing operations also include the results from Oncology assets acquired from GSK and the estimated results from the 36.5% interest in the GSK/Novartis consumer healthcare joint venture for the period from March 2, 2015 to March 31, 2015.

Discontinued operations include the OTC Division and the Vaccines Division (excluding its influenza business) for January and February 2015 and the prior period results for January through March 2014. In 2015, the Animal Health Division includes only the gain from the divestment of the Division on January 1, 2015 whereas the prior period includes the results of operations for January through March 2014. The influenza Vaccines business is included for January through March in both the current and prior periods. The prior period results of Vaccines also includes a pre-tax gain of USD 0.9 billion from the USD 1.7 billion divestment of the blood transfusion diagnostics unit to Grifols S.A., completed on January 9, 2014. Excluded from discontinued operations are certain intellectual property rights and related other revenues of the Vaccines Division which are retained by Novartis and are now reported under Corporate activities as continuing operations. Also included in discontinued operations, under Corporate, are certain transaction related expenses.

As required by IFRS, results of the discontinued operations exclude any further depreciation and amortization related to discontinued operations from the date of the portfolio transformation announcement of April 22, 2014.

2014

Vaccines – Divestment of blood transfusion diagnostics unit
 On January 9, 2014, Novartis completed the divestment of its blood transfusion diagnostics unit to the Spanish company Grifols S.A., for USD 1.7 billion in cash. The pre-tax gain on this transaction was approximately USD 0.9 billion and was recorded in operating income from discontinued operations.

Pharmaceuticals – Acquisition of CoStim Pharmaceuticals, Inc
 On February 17, 2014, Novartis acquired all of the outstanding shares of CoStim Pharmaceuticals, Inc., a Cambridge, Massachusetts, US-based, privately held biotechnology company focused on harnessing the immune system to eliminate immune-blocking signals from cancer, for a total purchase consideration of USD 248 million (excluding cash acquired). This amount consists of an initial cash payment and the net present value of contingent consideration of USD 153 million due to previous CoStim’s shareholders, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identified assets of USD 152 million (excluding cash acquired) and goodwill of USD 96 million.

Pharmaceuticals – Divestment of Idenix Pharmaceuticals, Inc. (Idenix) shareholding
 On August 5, 2014, Merck & Co., USA completed a tender offer for Idenix. As a result, Novartis divested its 22% shareholding in Idenix and realized a gain of approximately USD 0.8 billion which was recorded in income from associated companies.

Corporate – Divestment of LTS Lohmann Therapie-Systeme AG (LTS) shareholding
 On November 5, 2014, Novartis divested its 43% shareholding in LTS and realized a gain of approximately USD 0.4 billion which was recorded in income from associated companies.

Alcon – Acquisition of WaveTec Vision Systems, Inc. (WaveTec)
 On October 16, 2014, Alcon acquired all of the outstanding shares of WaveTec, a privately held company, for USD 350 million in cash. The purchase price allocation resulted in net identified assets of USD 180 million and goodwill of USD 170 million.

4. Summary of equity attributable to Novartis AG shareholders

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders

	2015	2014	Change	Q1 2015 USD m	Q1 2014 USD m	Change USD m

Balance at beginning of year	2 398.6	2 426.1	-27.5	70 766	74 343	-3 577

Shares acquired to be held in Group Treasury	-5.0	-21.2	16.2	-501	-1 744	1 243

Shares acquired to be cancelled	-6.6	-5.2	-1.4	-654	-425	-229

Other share purchases	-2.8	-2.9	0.1	-278	-234	-44

Increase in equity from exercise of options and employee transactions	25.6	41.0	-15.4	1 508	2 393	-885

Equity-based compensation	10.5	9.1	1.4	425	317	108

Treasury share repurchase commitment under a share buy-back trading plan				35		35

Dividends				-6 643	-6 810	167

Net income of the period attributable to shareholders of Novartis AG				13 005	2 941	10 064

Other comprehensive income attributable to shareholders of Novartis AG				-1 287	-571	-716

Balance at March 31	2 420.3	2 446.9	-26.6	76 376	70 210	6 166

5. Consolidated income statements – Segmentation – First quarter

	Pharmaceuticals		Alcon		Sandoz		Corporate		Total continuing operations		Total discontinued operations		Group eliminations		Total Group

	Q1 2015 USD m	Q1 2014 USD m	Q1 2015 USD m	Q1 2014 USD m	Q1 2015 USD m	Q1 2014 USD m	Q1 2015 USD m	Q1 2014 USD m	Q1 2015 USD m	Q1 2014 USD m	Q1 2015 USD m	Q1 2014 USD m	Q1 2015 USD m	Q1 2014 USD m	Q1 2015 USD m	Q1 2014 USD m

Net sales to third parties	7 140	7 807	2 558	2 642	2 237	2 318			11 935	12 767	548	1 255			12 483	14 022

Sales to other segments	45	67	10	13	38	68	-67	-83	26	65	17	15	-43	-80

Net sales	7 185	7 874	2 568	2 655	2 275	2 386	-67	-83	11 961	12 832	565	1 270	-43	-80	12 483	14 022

Other revenues	207	145	7	8	6	3	21	43	241	199	18	18			259	217

Cost of goods sold	-1 537	-1 576	-1 278	-1 293	-1 287	-1 372	122	111	-3 980	-4 130	-281	-673	43	80	-4 218	-4 723

Gross profit	5 855	6 443	1 297	1 370	994	1 017	76	71	8 222	8 901	302	615	0	0	8 524	9 516

Marketing & Sales	-1 734	-1 961	-572	-597	-385	-430			-2 691	-2 988	-232	-469			-2 923	-3 457

Research & Development	-1 654	-1 771	-218	-232	-195	-207			-2 067	-2 210	-123	-222			-2 190	-2 432

General & Administration	-236	-253	-145	-161	-84	-94	-126	-141	-591	-649	-51	-116			-642	-765

Other income	253	97	22	13	14	25	125	101	414	236	13 318	900	-2	-3	13 730	1 133

Other expense	-185	-334	-31	-13	-65	-29	-221	-99	-502	-475	-592	-34	2	3	-1 092	-506

Operating income	2 299	2 221	353	380	279	282	-146	-68	2 785	2 815	12 622	674	0	0	15 407	3 489

as % of net sales	32.2%	28.4%	13.8%	14.4%	12.5%	12.2%			23.3%	22.0%	nm	53.7%			nm	24.9%

Income from associated companies						-1	15	216	15	215		1			15	216

Interest expense									-179	-168					-179	-168

Other financial income and expense									57	-25					57	-25

Income before taxes									2 678	2 837	12 622	675			15 300	3 512

Taxes									-372	-383	-1 923	-161			-2 295	-544

Net income									2 306	2 454	10 699	514			13 005	2 968

nm = not meaningful

Discontinued operations condensed balance sheet

	Mar 31, 2015 (unaudited) USD m	Dec 31, 2014 (audited) USD m

Assets
Property, plant & equipment	8	1 411

Goodwill and other intangible assets		2 462

Financial and other non-current assets	3	352

Inventories	123	1 155

Trade receivables and other current assets	83	1 421

Total assets related to discontinued operations and held for sale	217	6 801

Liabilities
Other non-current liabilities	18	706

Trade payables and other current liabilities	207	1 712

Total liabilities related to discontinued operations and held for sale	225	2 418

6. Financial instruments

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and also those measured at amortized cost or at cost as of March 31, 2015 and December 31, 2014. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2014 Annual Report, published on January 27, 2015.

	Level 1		Level 2		Level 3		Valued at amortized cost or cost		Total

	Mar 31, 2015 (unaudited) USD m	Dec 31, 2014 (audited) USD m	Mar 31, 2015 (unaudited) USD m	Dec 31, 2014 (audited) USD m	Mar 31, 2015 (unaudited) USD m	Dec 31, 2014 (audited) USD m	Mar 31, 2015 (unaudited) USD m	Dec 31, 2014 (audited) USD m	Mar 31, 2015 (unaudited) USD m	Dec 31, 2014 (audited) USD m

Debt securities	301	301	23	26					324	327

Equity securities	15	15							15	15

Fund investments	29	29			7	6			36	35

Total available-for-sale marketable securities	345	345	23	26	7	6			375	377

Time deposits with original maturity more than 90 days							5	6	5	6

Derivative financial instruments			413	356					413	356

Accrued interest on debt securities							1	3	1	3

Total marketable securities, time deposits and derivative financial instruments	345	345	436	382	7	6	6	9	794	742

Other current financial assets					75				75

Available-for-sale financial investments	527	605			365	332			892	937

Fund investments					77	71			77	71

Contingent consideration receivables					519				519

Long-term loans and receivables, advances, security deposits							703	712	703	712

Financial investments and long-term loans	527	605			961	403	703	712	2 191	1 720

Associated companies	52	66			187	168			239	234

Total associated companies at fair value through profit or loss	52	66			187	168			239	234

Contingent consideration payables					-623	-756			-623	-756

Financial liabilities					-343				-343

Derivative financial instruments			-157	-52					-157	-52

Total financial liabilities at fair value			-157	-52	-966	-756			-1 123	-808

There are no significant transfers from one level to the other levels. Other than the addition of contingent consideration receivables and financial liabilities recorded in connection with the significant transactions disclosed in Note 3, there have been no significant transactions associated with level 3 financial instruments.

The fair value of straight bonds amounted to USD 18.3 billion at March 31, 2015 (USD 17.0 billion at December 31, 2014) compared to the balance sheet value of USD 17.1 billion (USD 16.0 billion at December 31, 2014). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value. The carrying amount of financial assets included in the line financial and other non-current assets amounted to USD 2.2 billion at March 31, 2015 (USD 1.7 billion at December 31, 2014).

The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

7. Legal proceedings update

A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2014 contains a summary as of the date of that report of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of April 22, 2015 of potentially significant developments in those proceedings, as well as any new potentially significant proceedings commenced since the date of the last annual report.

Investigations and related litigations

 Lucentis/Avastin® matters in Italy and France
 In February 2015, Novartis appealed at the council of state the decision of the Tribunale amministrativo regionale (TAR) del Lazio. As previously reported, that decision upheld the fines imposed on Novartis AG, Novartis Farma S.p.A., and two Roche entities for alleged collusion to artificially differentiate Avastin® and Lucentis in order to avoid the erosion of the sales of Lucentis by off-label Avastin® with the aim of preserving the market position of Lucentis in Italy. Novartis also continues to press its appeal of a decision by the Italian Medicines Agency to include Avastin® in a list of drugs to be reimbursed off-label. In France, Novartis is appealing a decree providing a legal basis for the subsequent adoption of a temporary recommendation of use of off-label Avastin® for eye care indications. In both countries, Novartis believes that allowing the widespread off-label use and reimbursement of Avastin®, despite the presence of available licensed alternatives, would result in a breach of applicable regulations.

Japan investigations
 As previously disclosed, in July 2014, the Tokyo District Public Prosecutor Office indicted a former Novartis Pharma K.K. (NPKK) employee, and also NPKK under the dual liability concept in Japanese law, asserting two counts for alleged manipulation of data in sub-analysis publications of the Kyoto Heart Study regarding valsartan. The charges against NPKK are subject to a maximum total fine of JPY 4 million. Novartis is cooperating fully with the authorities.

In the course of a previously disclosed review by an External Investigation Committee into NPKK’s involvement in a nilotinib investigator initiated trial (IIT), the Japanese Ministry of Health, Labor and Welfare (MHLW), in February 2015, issued a business suspension order for failure to report adverse events, requiring NPKK to halt manufacturing and sales in Japan for the period from March 5 to 19, 2015. The MHLW plans to issue new guidelines governing the conduct of IITs in Japan.

Product liability matters

 Zometa/Aredia product liability litigation
 Novartis Pharmaceuticals Corporation (NPC) is a defendant in two centralized proceedings involving approximately 409 pending cases brought in US courts, in which plaintiffs claim to have experienced osteonecrosis of the jaw or atypical femur fracture after treatment with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones. From the outset of the litigation, approximately 446 cases have been dismissed pre-trial, of which 6 remain on appeal.

Through the end of the first quarter of 2015, judgment has been entered in favor of NPC in nine jury trials in the centralized litigation, and plaintiffs have obtained one verdict outside the centralized proceedings and six verdicts in the centralized litigation. Where plaintiffs obtained verdicts in the centralized proceedings, juries awarded compensatory damages (averaging approximately USD 0.7 million) in each case, no punitive damages in four cases, and punitive damages (as capped by applicable state and federal laws) totaling approximately USD 1.8 million in the remaining two. In the one plaintiff’s verdict outside the centralized proceedings, the judgment totaled USD 2.65 million in compensatory damages and no punitive damages.

Individual case results, which can depend on the particular facts of a given case, may not necessarily be predictive for other cases. The remaining cases are being vigorously defended.

Other matters

 Average Wholesale Price (AWP) litigation
 In the previously disclosed AWP litigations brought by various US state governmental entities against various pharmaceutical companies, including certain Sandoz entities and NPC, NPC reached a settlement in the first quarter of 2015 of the Wisconsin claims against it for an amount that is not material to Novartis. Actions brought by the states of Illinois, Mississippi, Utah and Wisconsin remain pending against Novartis companies. NPC is also a defendant in a putative class action brought by private payors in New Jersey. The cases are being vigorously defended.

Xolair qui tam action
 By order from the United States District Court for the District of Massachusetts, dated March 17, 2015, all claims in connection with alleged improper marketing practices involving Xolair asserted by the relators, as previously reported, were dismissed with prejudice, and all claims asserted in the name of the federal and various state governments were dismissed without prejudice. Judgment was entered on behalf of all defendants on March 18, 2015. On April 16, 2015, relators filed a notice of appeal.

Oriel litigation
 In March 2015, the Supreme Court-New York County granted a motion to dismiss all but one claim in a previously disclosed complaint filed in October 2013 against Sandoz Inc., two affiliates and two former officers of Sandoz AG. A breach of contract claim against Sandoz Inc. remains. Sandoz Inc. continues to vigorously defend the matter.

Antitrust class actions
 Since March 2015, more than 40 putative class action complaints have been filed in several courts across the United States naming contact-lens manufacturers, including Alcon Laboratories, Inc. (ALI), and alleging violations of federal antitrust law as well as antitrust, consumer protection and unfair competition laws of various states in connection with the sale of contact lenses. The cases are being vigorously defended.

Employment action
 In March 2015, ALI and Novartis Corporation were sued in an individual and collective opt-in class action complaint, filed in the Southern District of New York. The claims assert gender discrimination and retaliation at Alcon and together seek awards in excess of USD 110 million. The case is being vigorously defended.

Intellectual Property

 Novartis companies are involved in legal proceedings concerning intellectual property rights owned either by Novartis companies or third parties. The inherent unpredictability of such proceedings means that there can be no assurances as to their ultimate outcome. A negative result in any such proceeding could potentially adversely affect the ability of certain Novartis companies to sell their products or require the payment of substantial damages or royalties.

In addition to the matters described above, there have been other developments in the other legal matters described in Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2014. These do not significantly affect the assessment of management concerning the adequacy of the total provisions recorded for legal proceedings.

SUPPLEMENTARY INFORMATION (unaudited)

Non-IFRS disclosures

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as certain other income and expense items that are, or are expected to accumulate within the year to be, over a USD 25 million threshold that management deems exceptional.

Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude items which can vary significantly from year to year, the core measures enable better comparison across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.

Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the Group’s performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

Constant currencies

Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:

• the impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD; and

• the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.

We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD using the average exchange rates from the prior year and comparing them to the prior year values in USD.

We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance which are not affected by changes in the relative value of currencies.

Growth rate calculation

For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.

Net debt and free cash flow

Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions. Free cash flow of the divisions uses the same definition as for the Group. No tax or financial receipts or payments are included in the division calculations. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – First quarter

	Pharmaceuticals		Alcon		Sandoz		Corporate continuing operations		Total continuing operations		Total discontinued operations		Total

	Q1 2015 USD m	Q1 2014 USD m	Q1 2015 USD m	Q1 2014 USD m	Q1 2015 USD m	Q1 2014 USD m	Q1 2015 USD m	Q1 2014 USD m	Q1 2015 USD m	Q1 2014 USD m	Q1 2015 USD m	Q1 2014 USD m	Q1 2015 USD m	Q1 2014 USD m

IFRS Operating income	2 299	2 221	353	380	279	282	-146	-68	2 785	2 815	12 622	674	15 407	3 489

Amortization of intangible assets	168	69	518	511	90	102		1	776	683		56	776	739

Impairments

Intangible assets	2	3							2	3			2	3

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	1	11							1	11		-2	1	9

Other property, plant & equipment	1		1		26	2	56		84	2	11		95	2

Financial assets	12	1					19	3	31	4			31	4

Total impairment charges	16	15	1		26	2	75	3	118	20	11	-2	129	18

Acquisition or divestment related items

- Income	-1			-3			-26		-27	-3	-13 310	-879	-13 337	-882

- Expense	42						17		59		569		628

Total acquisition or divestment related items, net	41			-3			-9		32	-3	-12 741	-879	-12 709	-882

Other exceptional items

Exceptional divestment gains	-135	-13							-135	-13			-135	-13

Restructuring items

- Income	-1	-3							-1	-3			-1	-3

- Expense	51	255	17	14	11	1	1		80	270	5	10	85	280

Legal-related items

- Expense												-2		-2

Additional exceptional income	-32	-5	-2						-34	-5			-34	-5

Additional exceptional expense	13		7	23			10	13	30	36	1		31	36

Total other exceptional items	-104	234	22	37	11	1	11	13	-60	285	6	8	-54	293

Total adjustments	121	318	541	545	127	105	77	17	866	985	-12 724	-817	-11 858	168

Core operating income	2 420	2 539	894	925	406	387	-69	-51	3 651	3 800	-102	-143	3 549	3 657

as % of net sales	33.9%	32.5%	34.9%	35.0%	18.1%	16.7%			30.6%	29.8%	-18.6%	-11.4%	28.4%	26.1%

Income from associated companies						-1	15	216	15	215		1	15	216

Core adjustments to income from associated companies, net of tax							206	77	206	77			206	77

Interest expense									-179	-168			-179	-168

Other financial income and expense									57	-25			57	-25

Taxes (adjusted for above items)									-551	-566	19	21	-532	-545

Core net income									3 199	3 333	-83	-121	3 116	3 212

Core net income attributable to shareholders									3 199	3 306	-83	-121	3 116	3 185

Core EPS (USD)									1.33	1.35	-0.04	-0.04	1.29	1.31

CORE RESULTS –Reconciliation from IFRS results to core results – Group – First quarter

	Q1 2015 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	Q1 2015 Core results	Q1 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	8 524	766			6	9 296	10 285

Operating income	15 407	776	129	-12 709	-54	3 549	3 657

Income before taxes	15 300	960	129	-12 709	-32	3 648	3 757

Taxes[5]	-2 295					-532	-545

Net income	13 005					3 116	3 212

EPS (USD)[6]	5.40					1.29	1.31

The following are adjustments to arrive at Core Gross Profit

Other revenues	259				-28	231	217

Cost of goods sold	-4 218	766			34	-3 418	-3 954

The following are adjustments to arrive at Core Operating Income

Research & Development	-2 190	10	2		11	-2 167	-2 396

General & Administration	-642				14	-628	-748

Other income	13 730		1	-13 337	-142	252	227

Other expense	-1 092		126	628	57	-281	-260

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	15	184			22	221	293

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Income from associated companies includes USD 184 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Research & Development, Other income and Other expense consist principally of net impairment charges or reversals related to intangible assets, property, plant and equipment, and financial assets.

[3] Acquisition or divestment related items, including restructuring and integration charges: Other income includes gains from the divestment of Animal Health (USD 4.6 billion) and from the transactions with GSK (USD 2.8 billion for the non-influenza Vaccines business and USD 5.9 billion resulting from the contribution of the former Novartis OTC division into the GSK consumer healthcare joint venture in exchange for 36.5% interest in this newly created entity); Other expense includes expenses related to the portfolio transformation activities.

[4] Other exceptional items: Other revenues and Other income includes additional gains from product divestments; Cost of goods sold and Other expense include charges for the Group-wide rationalization of manufacturing sites; Research & Development and General & Administration include charges for transforming IT and finance processes; Other expense includes restructuring provision charges, charges for transforming IT and finance processes; Income from associated companies includes USD 22 million for the Novartis share of the estimated OTC joint venture core items.

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 11.7 billion to arrive at the core results before tax amounts to USD 1.8 billion. The average tax rate on the adjustments is 15.1% since the estimated full year tax charge has been applied to the pre-tax income of the period.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Continuing operations – First quarter

	Q1 2015 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	Q1 2015 Core results	Q1 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	8 222	766			2	8 990	9 617

Operating income	2 785	776	118	32	-60	3 651	3 800

Income before taxes	2 678	960	118	32	-38	3 750	3 899

Taxes[5]	-372					-551	-566

Net income	2 306					3 199	3 333

EPS (USD)[6]	0.96					1.33	1.35

The following are adjustments to arrive at Core Gross Profit

Other revenues	241				-28	213	199

Cost of goods sold	-3 980	766			30	-3 184	-3 414

The following are adjustments to arrive at Core Operating Income

Research & Development	-2 067	10	2		11	-2 044	-2 180

General & Administration	-591				14	-577	-632

Other income	414		1	-27	-142	246	213

Other expense	-502		115	59	55	-273	-236

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	15	184			22	221	292

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Income from associated companies includes USD 184 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Research & Development, Other income and Other expense consist principally of net impairment charges or reversals related to intangible assets, property, plant and equipment, and financial assets.

[3] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense includes items related to the portfolio transformation.
[4] Other exceptional items: Other revenues and Other income includes additional gains from product divestments; Cost of goods sold and Other expense include charges for the Group-wide rationalization of manufacturing sites; Research & Development and General & Administration include charges for transforming IT and finance processes; Other expense includes restructuring provision charges, charges for transforming IT and finance processes; Income from associated companies includes USD 22 million for the Novartis share of the estimated OTC joint venture core items.

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1.1 billion to arrive at the core results before tax amounts to USD 179 million. The average tax rate on the adjustments is 16.7% since the estimated full year tax charge has been applied to the pre-tax income of the period.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – First quarter

	Q1 2015 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	Q1 2015 Core results	Q1 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	5 855	162				6 017	6 535

Operating income	2 299	168	16	41	-104	2 420	2 539

The following are adjustments to arrive at Core Gross Profit

Other revenues	207				-28	179	145

Cost of goods sold	-1 537	162			28	-1 347	-1 484

The following are adjustments to arrive at Core Operating Income

Research & Development	-1 654	6	2		11	-1 635	-1 742

Other income	253			-1	-140	112	78

Other expense	-185		14	42	25	-104	-118

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges for in process projects and termination of collaboration and license agreements; Other expense includes impairment charges related to property, plant and equipment, and financial assets.

[3] Acquisition or divestment related items, including restructuring and integration charges: Other expense includes costs related to the acquisition of GSK oncology assets.
[4] Other exceptional items: Other revenues and Other income includes additional gains from product divestments; Cost of goods sold and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Research & Development includes expenses related to product acquisitions; Other expense also includes other restructuring charges.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – First quarter

	Q1 2015 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges	Other exceptional items [3]	Q1 2015 Core results	Q1 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 297	514				1 811	1 891

Operating income	353	518	1		22	894	925

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 278	514				-764	-772

The following are adjustments to arrive at Core Operating Income

Research & Development	-218	4				-214	-231

General & Administration	-145				7	-138	-144

Other income	22		1		-2	21	10

Other expense	-31				17	-14	-10

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Other income includes a reversal of impairment charges related to property, plant and equipment.
[3] Other exceptional items: General & Administration include charges for transforming IT and finance processes; Other income includes reversal of contingent liability; Other expense includes restructuring charges.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – First quarter

	Q1 2015 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges	Other exceptional items [3]	Q1 2015 Core results	Q1 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	994	90			2	1 086	1 120

Operating income	279	90	26		11	406	387

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 287	90			2	-1 195	-1 269

The following are adjustments to arrive at Core Operating Income

Other expense	-65		26		9	-30	-26

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Other expense includes impairment charges related to property, plant and equipment.
[3] Other exceptional items: Cost of goods sold and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate continuing – First quarter

	Q1 2015 IFRS results	Amortization of intangible assets	Impairments [1]	Acquisition or divestment related items, including restructuring and integration charges [2]	Other exceptional items [3]	Q1 2015 Core results	Q1 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	76					76	71

Operating loss	-146		75	-9	11	-69	-51

The following are adjustments to arrive at Core Operating Loss

General & Administration	-126				7	-119	-141

Other income	125			-26		99	101

Other expense	-221		75	17	4	-125	-82

[1] Impairments: Other expense includes impairment charges related to property, plant and equipment, and financial assets.
[2] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense includes items related to the portfolio transformation.
[3] Other exceptional items: General & Administration includes expenses related to setup costs for Novartis Business Services; Other expense includes charges for transforming IT and finance processes.

CORE RESULTS – Reconciliation from IFRS results to core results – Discontinued operations – First quarter

	Q1 2015 IFRS results	Amortization of intangible assets	Impairments [1]	Acquisition or divestment related items, including restructuring and integration charges [2]	Other exceptional items [3]	Q1 2015 Core results	Q1 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	302				4	306	668

Operating income / loss	12 622		11	-12 741	6	-102	-143

Income before taxes	12 622		11	-12 741	6	-102	-142

Taxes[4]	-1 923					19	21

Net income	10 699					-83	-121

EPS (USD)[5]	4.44					-0.04	-0.04

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-281				4	-277	-620

The following are adjustments to arrive at Core Operating Loss

Other income	13 318			-13 310		8	17

Other expense	-592		11	569	2	-10	-27

[1] Impairments: Other expense includes impairment charge as a result of the proposed sale of the influenza vaccines business.
[2] Acquisition or divestment related items, including restructuring and integration charges: Other income includes gains from the divestment of Animal Health (USD 4.6 billion) and from the transactions with GSK (USD 2.8 billion for the non-influenza Vaccines business and USD 5.9 billion resulting from the contribution of the former Novartis OTC division into the GSK consumer healthcare joint venture in exchange for 36.5% interest in this newly created entity); Other expense includes expenses related to the portfolio transformation activities.

[3] Other exceptional items: Cost of goods sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites.
[4] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 12.7 billion to arrive at the core results before tax amounts to USD 1.9 billion. The average tax rate on the adjustments is 15.3%.

[5] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Condensed consolidated changes in net debt

First quarter

	Q1 2015 USD m	Q1 2014 USD m

Change in cash and cash equivalents	-6 550	483

Change in marketable securities, commodities, financial debt and financial derivatives	-4 651	-5 177

Increase in net debt	-11 201	-4 694

Net debt at January 1	-6 549	-8 796

Net debt at March 31	-17 750	-13 490

Components of net debt

	Mar 31, 2015 USD m	Mar 31, 2014 USD m

Current financial debts and derivative financial instruments	-10 279	-6 009

Non-current financial debts	-14 834	-15 202

Less liquidity:

Cash and cash equivalents	6 473	7 170

Marketable securities, commodities and derivative financial instruments	890	551

Net debt at March 31	-17 750	-13 490

Share information

	Mar 31, 2015	Mar 31, 2014

Number of shares outstanding	2 420 346 411	2 446 852 786

Registered share price (CHF)	96.15	75.00

ADR price (USD)	98.61	85.02

Market capitalization (USD billion)	239.7	206.8

Market capitalization (CHF billion)	232.7	183.5

Free cash flow

First quarter

	Q1 2015 USD m	Q1 2014 USD m	Change USD m

Operating income from continuing operations	2 785	2 815	-30

Reversal of non-cash items
Depreciation, amortization and impairments	1 282	1 118	164

Change in provisions and other non-current liabilities	232	347	-115

Other	48	170	-122

Operating income adjusted for non-cash items	4 347	4 450	-103

Interest and other financial receipts	906	579	327

Interest and other financial payments	-128	-168	40

Taxes paid	-578	-682	104

Payments out of provisions and other net cash movements in non-current liabilities	-422	-171	-251

Change in inventory and trade receivables less trade payables	-1 490	-1 677	187

Change in other net current assets and other operating cash flow items	-739	-653	-86

Cash flows from operating activities from continuing operations	1 896	1 678	218

Purchase of property, plant & equipment	-469	-482	13

Purchase of intangible, financial and other non-current assets	-246	-126	-120

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	284	82	202

Free cash flow from continuing operations	1 465	1 152	313

Free cash flow from discontinued operations	-239	-387	148

Total free cash flow	1 226	765	461

Supplementary tables: First quarter – Net sales of the top 20 pharmaceutical products in 2015

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	534	27	536	-9	1 070	-2	5

Gilenya	Neuroscience	Relapsing multiple sclerosis	329	27	309	25	638	16	26

Lucentis	Retina	Age-related macular degeneration			539	0	539	-13	0

Afinitor/Votubia	Oncology	Breast cancer / TSC	208	19	180	18	388	9	18

Sandostatin	Oncology	Carcinoid tumors and Acromegaly	193	19	192	1	385	0	8

Diovan/Co–Diovan	Established Medicines	Hypertension	84	-80	288	-19	372	-54	-50

Tasigna	Oncology	Chronic myeloid leukemia	143	23	229	18	372	10	20

Galvus	Cardio-Metabolic	Diabetes			292	9	292	-5	9

Exforge	Established Medicines	Hypertension	19	-80	262	11	281	-23	-13

Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	128	2	105	-11	233	-11	-5

Exjade	Oncology	Chronic iron overload	71	4	123	3	194	-7	3

Xolair[1]	Respiratory	Asthma			180	22	180	4	22

Neoral/Sandimmun	Immunology & Dermatology	Transplantation	12	-14	134	0	146	-13	-1

Voltaren (excl. other divisions)	Established Medicines	Inflammation/pain			134	1	134	-9	1

Ritalin/Focalin	Established Medicines	Attention deficit/ hyperactivity disorder	67	-9	35	10	102	-7	-3

Myfortic	Immunology & Dermatology	Transplantation	28	-35	71	-10	99	-26	-19

Jakavi	Oncology	Myelofibrosis			90	86	90	58	86

Femara	Oncology	Breast cancer	7	40	75	-6	82	-13	-3

Zortress/Certican	Immunology & Dermatology	Transplantation	18	64	63	18	81	8	24

Comtan/Stalevo	Neuroscience	Parkinson’s disease	3	-63	73	-5	76	-22	-10

Top 20 products total			1 844	-7	3 910	3	5 754	-9	0

Rest of portfolio			385	-8	1 001	10	1 386	-5	5

Total Division sales			2 229	-7	4 911	5	7 140	-9	1

[1] Net sales reflect Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Immunology & Dermatology).

Pharmaceuticals net sales by business franchise – First quarter

	Q1 2015 USD m	Q1 2014 USD m	% change USD	% change cc

Oncology
Gleevec/Glivec	1 070	1 097	-2	5

Tasigna	372	337	10	20

Subtotal Bcr-Abl franchise	1 442	1 434	1	9

Afinitor/Votubia	388	357	9	18

Sandostatin	385	384	0	8

Exjade	194	208	-7	3

Jakavi	90	57	58	86

Femara	82	94	-13	-3

Votrient	57	0	nm	nm

Mekinist/Tafinlar	40	0	nm	nm

Revolade/Promacta	36	0	nm	nm

Zykadia	16	0	nm	nm

Other	149	143	4	13

Total Oncology products	2 879	2 677	8	17

Neuroscience
Gilenya	638	552	16	26

Exelon/Exelon Patch	233	262	-11	-5

Comtan/Stalevo	76	97	-22	-10

Other	35	62	-44	-37

Total Neuroscience	982	973	1	10

Retina
Lucentis	539	620	-13	0

Other	13	17	-24	-13

Total Retina	552	637	-13	0

Immunology & Dermatology
Neoral/Sandimmun(e)	146	168	-13	-1

Myfortic	99	133	-26	-19

Zortress/Certican	81	75	8	24

Ilaris	55	42	31	47

Other	62	43	44	52

Subtotal Immunology & Dermatology excluding Everolimus stent drug	443	461	-4	7

Everolimus stent drug	24	65	-63	-64

Total Immunology & Dermatology	467	526	-11	-2

Respiratory
Ultibro Breezhaler	52	14	nm	nm

Onbrez Breezhaler/Arcapta Neohaler	43	53	-19	-4

Seebri Breezhaler	37	30	23	45

Subtotal COPD[1] portfolio	132	97	36	63

Xolair[2]	180	173	4	22

Other	64	96	-33	-27

Total Respiratory	376	366	3	20

Cardio-Metabolic
Galvus	292	308	-5	9

Total Cardio-Metabolic	292	308	-5	9

Established Medicines
Diovan	372	803	-54	-50

Exforge	281	363	-23	-13

Voltaren (excluding other divisions)	134	148	-9	1

Ritalin/Focalin	102	110	-7	-3

Other	703	896	-22	-13

Total Established Medicines	1 592	2 320	-31	-25

Total Division net sales	7 140	7 807	-9	1

Of which Growth products[3]	2 924	2 609	12	25

Of which rest of portfolio	4 216	5 198	-19	-11

[1] Chronic Obstructive Pulmonary Disease
[2] Net sales reflect Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Immunology & Dermatology).
[3] Growth products comprise products launched within the preceding five years, or products with exclusivity in key markets (EU, US, Japan) for at least the next four years.
nm = not meaningful

Net sales by region1 – First quarter

	Q1 2015	Q1 2014	% change		Q1 2015	Q1 2014

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	2 447	2 845	-14	4	34	36

US	2 229	2 408	-7	-7	31	31

Asia/Africa/Australasia	1 764	1 889	-7	1	25	24

Canada and Latin America	700	665	5	18	10	9

Total	7 140	7 807	-9	1	100	100

Of which in Established Markets	5 234	5 952	-12	-3	73	76

Of which in Emerging Growth Markets	1 906	1 855	3	13	27	24

Alcon

Europe	614	743	-17	2	24	28

US	1 080	1 021	6	6	42	39

Asia/Africa/Australasia	612	617	-1	8	24	23

Canada and Latin America	252	261	-3	8	10	10

Total	2 558	2 642	-3	5	100	100

Of which in Established Markets	1 918	2 018	-5	2	75	76

Of which in Emerging Growth Markets	640	624	3	15	25	24

Sandoz

Europe	998	1 172	-15	6	45	51

US	825	717	15	16	37	31

Asia/Africa/Australasia	278	283	-2	5	12	12

Canada and Latin America	136	146	-7	6	6	6

Total	2 237	2 318	-3	9	100	100

Of which in Established Markets	1 675	1 666	1	10	75	72

Of which in Emerging Growth Markets	562	652	-14	6	25	28

Continuing operations

Europe	4 059	4 760	-15	4	34	37

US	4 134	4 146	0	0	35	32

Asia/Africa/Australasia	2 654	2 789	-5	3	22	22

Canada and Latin America	1 088	1 072	1	14	9	9

Total	11 935	12 767	-7	3	100	100

Of which in Established Markets	8 827	9 636	-8	1	74	75

Of which in Emerging Growth Markets	3 108	3 131	-1	12	26	25

Discontinued operations

Europe	291	611	-52	-41	53	49

US	121	251	-52	-52	22	20

Asia/Africa/Australasia	84	239	-65	-63	15	19

Canada and Latin America	52	154	-66	-64	10	12

Total	548	1 255	-56	-50	100	100

Of which in Established Markets	390	811	-52	-47	71	65

Of which in Emerging Growth Markets	158	444	-64	-56	29	35

Total

Europe	4 350	5 371	-19	-1	35	38

US	4 255	4 397	-3	-3	34	31

Asia/Africa/Australasia	2 738	3 028	-10	-2	22	22

Canada and Latin America	1 140	1 226	-7	4	9	9

Total Group	12 483	14 022	-11	-1	100	100

Of which in Established Markets	9 217	10 447	-12	-3	74	75

Of which in Emerging Growth Markets	3 266	3 575	-9	3	26	25

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

Principal currency translation rates

First quarter

	Average rates Q1 2015 USD	Average rates Q1 2014 USD	Period-end rates Mar 31, 2015 USD	Period-end rates Mar 31, 2014 USD

1 CHF	1.050	1.120	1.030	1.127

1 EUR	1.127	1.370	1.078	1.375

1 GBP	1.515	1.655	1.478	1.664

100 JPY	0.840	0.973	0.832	0.972

100 RUB	1.588	2.852	1.728	2.807

Income from associated companies

	Q1 2015 USD m	Q1 2014 USD m

Share of estimated Roche reported net income	182	241

Prior-year adjustment	-157	-56

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-38	-40

Net income effect from Roche Holding AG	-13	145

Income from GlaxoSmithKline Consumer Healthcare Holdings	28

Income from other associated companies related to continuing operations		70

Income from associated companies related to continuing operations	15	215

Income from other associated companies related to discontinued operations		1

Total income from associated companies	15	216

Disclaimer
This press release contains forward-looking statements that can be identified by words such as “prospects,” “expected,” “ongoing,” “outlook,” “focus,” “continues,” “launched,” “on track,” “pipeline,” “development,” “launches,” “priorities,” “strategy,” “momentum,” “positive opinions,” “recommended,” “positive opinion,” “will,” “could,” “initiated,” “recommendation,” “trends toward,” “designed,” “priority,” “in the future,” “would,” “committed,” “planned,” “Breakthrough Therapy,” “launch,” “expects,” “potential,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit ratings; or regarding the potential completion of the announced transaction with CSL, or regarding the potential financial or other impact on Novartis of the transactions with GSK, Lilly or CSL, or regarding any potential strategic benefits, synergies or opportunities as a result of these transactions; or regarding potential future sales or earnings of the Novartis Group or its divisions and associated companies; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the announced transaction with CSL will be completed in the expected form or within the expected time frame or at all. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the transactions with GSK, Lilly or CSL. Neither can there be any guarantee that the Novartis Group or any of its divisions or associated companies will achieve any particular financial results in the future. Nor can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Neither can there be any guarantee that the Novartis Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally, including an unexpected failure to obtain necessary government approvals for the announced transaction with CSL, or unexpected delays in obtaining such approvals; the potential that the strategic benefits, synergies or opportunities expected from the transactions with GSK, Lilly or CSL may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; the Company’s ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on the Company of the loss of patent protection and exclusivity on key products which will continue this year; unexpected manufacturing or quality issues; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, government investigations and intellectual property disputes; general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; uncertainties regarding potential significant breaches of data security or disruptions of the Company’s information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies. Copaxone® is a registered trademark of Teva Pharmaceutical Industries Ltd. Neupogen® is a registered trademark of Amgen Inc. Stelara® is a registered trademark of Janssen Biotech Inc. Jakafi® is a registered trademark of Incyte Corporation.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care and cost-saving generic pharmaceuticals. Novartis is the only global company with leading positions in these areas. In 2014, the Group achieved net sales of USD 58.0 billion, while R&D throughout the Group amounted to approximately USD 9.9 billion (USD 9.6 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 120,000 full-time-equivalent associates and sell products in more than 150 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
June 17-18, 2015                                Novartis investor event in Boston, US
July 21, 2015                                      Second quarter results 2015
October 27, 2015                               Third quarter results 2015